
10011085


SEC MAIL
RECEIVED
PROCESSING
MAR 25 2010
WASH, D.C.
200
SECTION









ROBERT HALF INTERNATIONAL

A GLOBAL LEADER IN PROFESSIONAL SERVICES SINCE 1948

2009 ANNUAL REPORT



ABOUT ROBERT HALF INTERNATIONAL

Robert Half International pioneered the concept of professional staffing services more than 60 years ago. Robert Half is traded on the New York Stock Exchange (symbol: RHI) and is a member of the S&P 500 index.

PROFESSIONAL STAFFING SERVICES

Robert Half was the first staffing firm to specialize in the placement of accounting, finance and information technology professionals. Our specialized staffing divisions include Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for temporary, full-time and senior-level project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled temporary administrative support personnel; Robert Half® Technology, for information technology professionals; Robert Half® Legal, for legal personnel; and The Creative Group®, for advertising, marketing and web design professionals.

RISK & BUSINESS CONSULTING. INTERNAL AUDIT.

Robert Half International is the parent company of Protiviti®, a global business consulting and internal audit firm composed of experts specializing in risk, advisory and transaction services. Protiviti helps solve problems in finance and transactions, operations, technology, litigation, governance, risk, and compliance. Our highly trained, results-oriented professionals provide a unique perspective on a wide range of critical business issues for clients in the Americas, Asia-Pacific, Europe and the Middle East.

SELECTED FINANC

(in millions, except per share amounts)

Years ended December 31,	2009	2008
INCOME STATEMENT DATA:		
Net service revenues	$ 3,036.5	$ 4,600.6
Net income	$ 37.3	$ 250.2
Net income available to common stockholders	$ 35.1	$ 242.7
Diluted net income per share	$ .24	$ 1.59
Diluted shares	146.6	152.5
Cash dividends declared per share	$ .48	$ .44
CASH FLOW DATA:		
Net cash flows provided by operating activities	$ 240.2	$ 447.1
Capital expenditures	$ 41.2	$ 73.4
BALANCE SHEET DATA AT YEAR-END:		
Total assets	$ 1,283.5	$ 1,411.9
Debt financing	$ 1.9	$ 2.0
Stockholders' equity	$ 899.8	$ 983.9

COMPARISON OF CUMULATIVE 10-YEAR RETURN

This graph assumes the investment of $100 at the end of 1999 and reinvestment of all dividends. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.



$300
$250
$200
$150
$100
$50
$0
99
00
01
02
03
04
05
06
07
08
09
Robert Half International Inc.
S&P 500 Index
Peer Group Index (a)

(a) This index represents the cumulative total return of the Company and the following corporations providing temporary or permanent employment services: CDI Corp.; Kelly Services, Inc.; Manpower Inc.; and Spherion Corp.

IAL DATA

2007	2006	2005	2004	2003	2002	2001	2000	1999
$ 4,645.7	$ 4,013.5	$ 3,338.4	$ 2,675.7	$ 1,975.0	$ 1,905.0	$ 2,452.9	$ 2,699.3	$ 2,081.3
$ 296.2	$ 283.2	$ 237.9	$ 140.6	$ 6.4	$ 2.2	$ 121.1	$ 186.1	$ 141.4
$ 288.8	$ 276.8	$ 233.8	$ 138.5	$ 6.3	$ 2.1	$ 118.7	$ 181.0	$ 138.1
$ 1.78	$ 1.62	$ 1.35	$ .79	$ .04	$ .01	$ .67	$ 1.00	$ .77
162.6	170.6	173.7	175.6	171.6	175.5	177.8	181.0	180.3
$ .40	$ .32	$ .28	$ .18	$ —	$ —	$ —	$ —	$ —
$ 411.2	$ 376.2	$ 327.5	$ 161.8	$ 112.8	$ 161.2	$ 275.8	$ 267.1	$ 157.3
$ 83.8	$ 80.4	$ 61.8	$ 32.9	$ 36.8	$ 47.4	$ 84.7	$ 74.0	$ 52.6
$ 1,450.3	$ 1,459.0	$ 1,318.7	$ 1,198.7	$ 985.6	$ 938.0	$ 994.2	$ 971.0	$ 777.2
$ 4.1	$ 4.2	$ 3.1	$ 2.3	$ 2.4	$ 2.5	$ 2.7	$ 3.8	$ 3.5
$ 984.0	$ 1,042.7	$ 970.9	$ 911.9	$ 788.7	$ 745.0	$ 805.7	$ 718.5	$ 576.1

In accordance with Financial Accounting Standards Board authoritative guidance, certain historical shares and per share amounts have been restated to conform to the 2009 financial statement presentation. In addition, all shares and per share amounts have been restated retroactively to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000.

REVENUES
(in millions)


$5,000
$4,000
$3,000
$2,000
$1,000
0
99 00 01 02 03 04 05 06 07 08 09

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
(in millions)


$500
$400
$300
$200
$100
0
99 00 01 02 03 04 05 06 07 08 09

HIGHLIGHTS

- Robert Half International was again named to the "World's Most Admired Companies" list by FORTUNE® magazine (March 22, 2010), ranking number one in the temporary help industry.
- In April 2009, Robert Half International was ranked for the third consecutive year in the BusinessWeek 50, which represents the magazine's choice of the "best in class" S&P 500 firms.
- In April 2009, Robert Half International again was named by *Forbes* magazine to the Global 2000.
- Robert Half International appeared in the inaugural *Newsweek* list of the greenest big companies in the United States (Sept. 28, 2009).
- Robert Half International was listed on the FTSE4Good Index Series for the second consecutive year.
- Robert Half International was recognized as one of the "100 Best" companies in the United States by DeMarche Associates, Inc., for achieving superior performance within the top 3 percent of all major U.S. corporations.
- In September 2009, Protiviti was named for the fourth consecutive year to *BusinessWeek*'s list of the "Best Places to Launch a Career."
- In November 2009, Protiviti was named one of the top 10 firms in *OpRisk & Compliance*'s annual consultancy ranking.
- In September 2009, Protiviti was recognized as one of the firms offering the most training per year in *Consulting Magazine*'s list of "Best Firms to Work For."
- We appeared on several best places to work lists throughout North America and Europe.







TO OUR STOCKHOLDERS

ROBERT HALF INTERNATIONAL faced ongoing challenges in 2009 in the aftermath of the global financial crisis. Last year's financial results reflected these difficult conditions. Revenues totaled $3.0 billion, down 34 percent from those reported in 2008. Net income was $37.3 million, a decline of 85 percent from the previous year. Diluted net income per share fell 85 percent to $0.24. Free cash flow remained strong at $194 million.

The uneven performance of the U.S. economy in 2009 provided a mixed backdrop for our business. Real gross domestic product for the full year declined 2.4 percent, but the final two quarters showed gains of 2.2 percent and 5.9 percent, respectively. Labor markets stabilized as the year concluded, and there have been recent signs of modest strengthening. A leveling of the unemployment rate at 10.0 percent has been followed by slight declines in the jobless rate in early periods of 2010. It has been a similar story with non-farm payrolls. Monthly job losses peaked early in the year, and losses narrowed as the year progressed.

Our 2009 operating results generally tracked the pattern of the overall economy. Demand picked up, and we saw a slowing of the rate of year-to-year quarterly revenue declines as the year progressed. In the final three months of the year, revenues in all of our operating units saw sequential gains from the immediately preceding quarter, on a same-day basis.

The uniformity of those revenue increases in the early stages of economic recovery is unusual in our experience. In a typical recovery, our temporary help business shows improvement before permanent placement and, within temporary help, some of our businesses bounce back earlier than others. This time, it has been different. We believe the consistency of the gains may reflect our customers' need to add staff following unusually rapid and deep across-the-board personnel cuts in the recession. We believe the experiences of what some now call the Great Recession have served to reinforce the appeal of our value proposition: *We provide companies and other enterprises with the advantages of a cost-effective blend of temporary and full-time professionals to help them keep pace with the demands of their businesses.*

Our employees worldwide met last year's challenges. We were able to keep our domestic and international office networks largely intact. We retained all of our key field executives. We continued to support our strong brand names and invested in technology to streamline field operations.

Robert Half International remained profitable throughout 2009 and generated a significant amount of positive cash flow. We did so largely by managing competitive pressures on gross profitability while aggressively reducing selling, general and administrative expenses at a rate that nearly matched the revenue decline. Importantly, we were able to reduce expenses without jeopardizing our ability to compete once business conditions improve.

FINANCIAL CONDITION

Our business produces generous amounts of cash, even during a recession. We demonstrated this once again in 2009 with net cash provided by operating activities totaling $240 million. After deducting cash used in all investing activities, last year's free cash flow was $194 million, which brought the past five years' total to $1.5 billion.

We returned most of 2009 free cash to shareholders in the form of cash dividends and stock repurchases. Last year, our board of directors authorized a $0.12 per share quarterly cash dividend. The annual distribution totaled $72 million. Subsequent to year-end, the board increased the quarterly payout to $0.13 per share. Our quarterly cash dividend has more than doubled since it was initiated at $0.06 per share in mid-2004.

During the year, we used $110 million in cash to repurchase approximately 4.7 million shares of our common stock. The board-approved repurchase authorization continued a program that began in 1997. We expect to continue to buy shares as appropriate under the remaining 5.1 million-share board authorization.

We limited last year's capital spending given the difficult operating environment. Capital outlays totaled $41 million, equivalent to 1.4 percent of last year's revenues. The uncertain conditions kept our spending at the lowest level since 2004. Many of last year's expenditures were designed to improve our information technology capabilities. We upgraded our PeopleSoft system to achieve greater efficiencies, and we optimized our websites and e-marketing programs. The use of the Internet has had a profound impact on the staffing industry as both candidates and clients have incorporated job boards, professional networking sites and web-based software applications in the job-search and recruitment processes. We recognized early that the power of the Internet could also be used to maximize our own recruiting and skills-matching efforts on behalf of our clients and job candidates. We remain committed to investing in state-of-the-art technologies in all aspects of our business.

Accounts receivable is a significant asset at Robert Half International. We ended the year with $362 million in receivables, equivalent to 28 percent of our total assets. Although we always have paid close attention to collecting receivables, we increased our focus on timely collections during the recession. We do business with a broad range of companies, but small and midsize firms are the backbone of our business. These companies were widely believed to be especially vulnerable to distress that came with the financial crisis and its aftermath. We have been pleased to find that, even in this difficult period, we essentially have seen no change in the aging or collection period of receivables as reflected in the average days sales outstanding (DSO) measure.

Our year-end cash and equivalent balance was $366 million, up from $355 million a year earlier. We essentially have no short- or long-term debt. Our solid financial position provides us with financial flexibility and stability. These attributes can take on added value in difficult economic times by providing us with the resources to capitalize on growth opportunities. Consistent with our past approach to growth, we made no acquisitions last year. We look at many candidates but remain selective. There has been no change in our belief that well-managed organic growth carries fewer risks than expansion via acquisition. There are more than a few examples in our industry of ill-conceived acquisitions that failed to produce promised benefits and ended up reducing shareholder value.

DIVISIONAL HIGHLIGHTS

Robert Half International pioneered recruitment in the specialty fields of accounting and finance back in 1948. Our three accounting and finance staffing divisions produced 59 percent of total revenue in 2009. Though our later-developed lines of business service other fields, they were all developed with the same focus on integrity and quality.

ACCOUNTEMPS is our largest division, with 2009 revenues of $1.2 billion, or 40 percent of the companywide total. Revenues declined 30 percent compared to those of the prior year.

OFFICETEAM is our high-end administrative staffing unit. Revenues of $557 million were 18 percent of the total, off 33 percent from 2008.

ROBERT HALF MANAGEMENT RESOURCES focuses on high-level accounting and finance engagements. Revenues last year totaled $389 million, or 13 percent of the total. Revenues were down 38 percent year over year.

ROBERT HALF TECHNOLOGY, our information technology (IT) staffing business, had revenues of $310 million, or 10 percent of the total. Its revenues fell 29 percent from the previous year.

ROBERT HALF FINANCE & ACCOUNTING, our original business, provides specialized permanent placement services. Last year's revenues of $182 million represented 6 percent of the companywide total and declined 57 percent from the prior year.

INTERNATIONAL STAFFING revenues of $761 million were 29 percent of the staffing total. Signs of economic recovery have appeared in some regions of the world sooner than in others. Belgium, France and Germany led Europe in pulling out of recession as early as the second quarter of 2009.

PROTIVITI

PROTIVITI was launched in 2002 and is our newest unit. It provides internal auditing and risk and business consulting services to companies worldwide. Protiviti revenues last year of $384 million accounted for 13 percent of the companywide total and were down 30 percent from 2008. The global recession significantly affected both Protiviti's domestic and international operations. U.S. revenues, which accounted for 70 percent of the Protiviti total, fell 29 percent year over year. Revenues from international activities declined 31 percent.

Besides being hampered by the effects of the recession, Protiviti's revenues last year also were limited by the continued slowing in demand for Sarbanes-Oxley Act (SOX) compliance work. Four years ago, Protiviti's annual revenues surged to more than a half billion dollars, with well over 50 percent of the total coming from SOX-related engagements. Last year's revenues from those activities declined to less than 25 percent of a smaller annual revenue total.

Protiviti has diversified its revenue base by strengthening client relationships and expanding its service offerings. The recession has made the job of writing new types of business more difficult, but we believe our Protiviti team is making measurable progress. We have had noteworthy success in areas such as IT security, IT asset management, business continuity, infrastructure management and other consulting work.

Last year's challenges affected Protiviti's profitability. This was particularly true in the first half of the year, when economic difficulties were the most severe. Last year, Protiviti made a number of organizational changes and also continued the cost-control measures initiated in 2008. Protiviti has also made progress in altering its cost structure by replacing a portion of its fixed expenses with variable costs, in part, by employing more variable-cost labor.

As a member of the Robert Half family of businesses, Protiviti is in a good position to use our professional staffing divisions as a source for highly skilled variable-cost talent. We have an increasing number of examples of various Robert Half units supporting each other in capturing and executing new business. As an example, Protiviti recently was engaged to assist a large multinational company in combining separate IT operations as part of a merger. Protiviti employed its internal consultants along with experienced project professionals from Robert Half Management Resources and Robert Half Technology to complete the assignment.

LOOKING AHEAD

We see considerable opportunities ahead for our industry and our company. In the recent economic downturn and nascent recovery, the staffing industry has behaved differently than it did in previous cycles. Although it is much too soon to be conclusive, in these early months of a possible recovery, the industry has so far been on a faster growth trajectory than in past recoveries. That could be due partly to the precipitous decline in the U.S. temporary workforce during the recent cycle. The apparent faster bounce-back simply could be a reaction to the earlier steep decline. Or it could be a necessary response to many firms cutting personnel too deeply, broadly and quickly in the recession. As some businesses begin to grow again, they can turn to our industry to help solve their staffing needs.

A wider adoption of flexible staffing models could cause a faster recovery of the industry. With the need to make painful cutbacks in workforces fresh in their minds, employers may now find it easier to see the benefits of employing temporary workers. In difficult economic circumstances, the appeal of a variable-cost component in a company's otherwise fixed-cost labor structure can become vividly clear. Flexible staffing has historically been more widely accepted for lesser-skilled roles; we may now be seeing greater acceptance at professional levels.

We continue to see growth potential in our domestic and international markets. We work with companies of all sizes, but small and midsize businesses represent the biggest part of our client base. We built the Robert Half name serving these companies, which especially value our specialized and consultative approach. By our estimate, we work with less than 10 percent of the U.S. companies that fit our target profile. Many of these businesses have never used a professional-level temporary.

Much the same is true outside the United States. Many European countries, for example, are very familiar with using lower-skilled temporary workers. The penetration rates of lower-skilled temporary workers in these countries are higher than comparable U.S. rates. However, the same is not true for professional, specialized temporaries and interim managers. We have the opportunity to demonstrate our value proposition to companies in these countries.

We also anticipate new business opportunities as regulatory reforms create staffing demand among companies for compliance assistance. As the dust settles in the aftermath of the global financial crisis, it is reasonable to expect a round of new regulations aimed at avoiding a recurrence of the crisis. We can provide staff with the experience, talent and skills necessary to help firms comply with new regulations. In addition, although progress to date has been slow, the proposed global conversion to International Financial Reporting Standards (IFRS) could be a source of potential revenue.

The economic consequences of the recent recession may have pushed back retirement plans for many, but the impending retirement of baby boomers from the workforce eventually could result in staffing shortages. This powerful demographic trend may increase the need for the services of our industry and company.

We could not have navigated this very difficult period without the assistance and commitment of every member of our field and corporate management teams. We sincerely appreciate their hard work and leadership.

We would also like to thank the members of our board of directors for their counsel and you, our stockholders, for your ongoing support.



M. Keith Waddell	Harold M. Messmer, Jr.
Vice Chairman, President and Chief Financial Officer	Chairman and Chief Executive Officer
March 3, 2010	March 3, 2010

OUR STAFFING BRANDS

For more than six decades, the specialized staffing divisions of Robert Half have been helping companies locate the skilled professionals they need to grow their businesses. We also assist job seekers in finding rewarding career opportunities.



RH
Accountemps®
A Robert Half Company



RH
Robert Half®
Finance & Accounting



RH
Robert Half®
Management Resources



OFFICETEAM®



RH
Robert Half®
Technology



RH
Robert Half® Legal



t(g THE CREATIVE GROUP®

SUITE OF PROFESSIONAL SERVICES

Robert Half International offers clients a comprehensive range of professional staffing and consulting services. Together, our seven staffing divisions specialize in a broad range of fields, enabling us to offer tailored staffing solutions. Deep experience in each of our areas of focus means that clients can count on the same level of service no matter which of our divisions they turn to and can feel confident our job candidates are among the most highly skilled.

Because we place candidates on a temporary, full-time and temporary-to-full-time basis, companies that work with Robert Half can choose the option that is most appropriate for their needs. This also gives job candidates more options when working with our specialized staffing divisions.

In each of our professional disciplines, we place people whose experience ranges from staff to senior-management level. We work with our clients to identify job candidates who best fit their human resources requirements and budgets.

Our specialized staffing divisions also frequently collaborate with Protiviti, our business and risk consulting and internal audit unit, on certain projects where specialized staffing skills complement Protiviti's consulting services. These areas include business process and technology projects, financial controls testing, and e-discovery, among others. Robert Half International provides our customers a complete staffing, project management and business consulting solution to help improve productivity, lower costs and mitigate risk.







GLOBAL REACH

Our name says it all: Robert Half International is a truly global business. With more than 400 staffing and consulting locations in 24 countries, we can provide the businesses we serve with specialized staffing and consulting assistance whenever and wherever they need it. Our extensive network of offices allows us to quickly find professionals with in-demand skills across town or across the globe.

To find an office near you, please visit rhi.com.

EXPERIENCED TEAM OF PROFESSIONALS

The staffing and recruiting professionals of Robert Half understand our clients' needs because they typically have prior experience in the fields they serve. We meet personally with hiring managers to gain insight into their operations and provide solutions that ensure flexibility in how they manage human resources.

We also conduct in-person candidate interviews and skills evaluations so we can match professionals to appropriate assignments and full-time positions. Because of Robert Half's personalized approach, we are able to identify the best talent for our clients. In fact, we are so confident in our services that we guarantee client satisfaction with every placement.

The specialized staffing divisions of Robert Half provide companies of all sizes immediate access to skilled professionals at varying bill rates based on their specific expertise and experience. This enables firms to quickly and cost-effectively adjust their staffing levels as business demands dictate. Our proprietary match software, combined with our six decades of expertise in specialized staffing, ensures that our teams are capable of identifying the right professionals for each assignment or full-time position, saving hiring managers significant cost, time and effort.



HIGHLY SKILLED CANDIDATES

Robert Half has a database of more than 7 million of the most highly skilled and experienced professionals in the accounting, finance, administrative, information technology, legal and creative fields. We have one of the largest databases of professional-level candidates in the staffing industry, which means we can find the right person for our clients, fast.

Our deep local networks also help us attract highly skilled candidates. The strong ties we have established within the business community provide our registered candidates with access to the most rewarding employment opportunities.

In addition, we give job seekers the resources they need to enhance their marketability and expand their career options. We provide all registered candidates complimentary 24/7 access to thousands of online training courses, reference books on business and technology, skills assessments, and certification exam preparation tools. Many of the courses we offer are eligible for free Continuing Professional Education and Continuing Legal Education credits.

We have access to job candidates that many other staffing firms don't because we have relationships with the leading professional associations and software manufacturers in our areas of specialization. Robert Half has more than 30 alliances across our lines of business worldwide, including:

- American Advertising Federation
- American Institute of Certified Public Accountants
- American Payroll Association
- American Society of Women Accountants
- The Art Institutes
- Association of Corporate Counsel
- Association of Information Technology Professionals
- Association of Latino Professionals in Finance and Accounting
- Association of Legal Administrators
- Austrian Association of Accountants
- Belgian Institute of Management Accountants and Controllers
- BVBC in Germany
- Credit Institute of Canada
- Credit Management Association in Germany
- DDIM in Germany
- Financial Executives Institute in Belgium
- Financial Executives International
- *Graphic Design USA*
- HDI
- *HOW* magazine
- Institute of Certified Public Accountants of Singapore
- Institute of Chartered Accountants in England and Wales
- The Institute of Internal Auditors
- The Institute of Internal Auditors in Belgium and the Netherlands
- International Accounts Payable Professionals
- International Association of Administrative Professionals
- MeasureUp
- Microsoft Gold Certified Partner
- Minority Corporate Counsel Association
- National Association of Credit Management
- The Webby Awards

INDUSTRY-LEADING REPUTATION

Companies that seek an experienced, stable and reliable staffing firm can turn to Robert Half. We pioneered the concept of specialized staffing services and, with the launch of Accountemps in 1973, helped to introduce the concept of the professional-level temporary. Our business is based on ethics, integrity and professionalism.

Since 1948, we have been a leader in specialized professional staffing. We have among the most respected brands in the industry and invest in creative marketing and public relations programs to support the Robert Half name. Our websites and LinkedIn, Facebook and Twitter pages allow us to share news and other informational resources with our candidates and clients, for example.

We strive to be the industry's leading resource on hiring and careers. Since 1950, Robert Half has conducted research on average starting salaries in our areas of specialization and produced accompanying salary guides for hiring managers and other professionals. We recently introduced online salary calculators to provide job seekers and employers with immediate access to compensation data. We also regularly survey employees and hiring executives to identify emerging workplace trends. We share our findings through articles, advice booklets and white papers to help employers manage their teams and job seekers advance their careers.

Throughout the downturn, we produced thought leadership to help our clients guide their staff through the challenging times. We also offered job seekers the resources they needed to improve their marketability in a difficult employment environment.


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ACCOUNTEMPS

TEMPORARY ACCOUNTING, FINANCE AND BOOKKEEPING PROFESSIONALS

accountemps.com

Ironically, Accountemps' most recognized face has never been seen. And his voice has never been heard. He's "Bob from Accountemps," known for years in radio advertisements as the super accountant businesses bring in at the last minute to save the day when projects are in jeopardy or workloads are impossibly heavy. Bob may be fictional, but what he represents is not. As the world's first and largest staffing service specializing exclusively in temporary accounting, finance and bookkeeping professionals, Accountemps assists a variety of companies year in and year out.



The accounting field has a unique need for highly skilled temporary employees, given the cyclical nature of the work and the unexpected projects that frequently arise. It is not always cost-effective for accounting firms and departments to maintain full-time professionals whose services may not be required year-round. To augment an organization's core staff, Accountemps offers access to a wide range of experienced interim personnel, including staff and senior accountants, financial analysts, credit managers, tax accountants, collections specialists, payroll professionals, cost accountants, and bookkeepers.

In select markets, we offer our Salaried Professional Service. Through this program, we hire professionals with hard-to-find skill sets on a full-time basis and provide them to clients for longer-term or recurring assignments, such as month-end closings, systems conversions and annual audits.

Our temporary assignments often turn into full-time employment offers, as companies use the engagements to evaluate an individual's on-the-job performance. By working closely with our sister divisions, Robert Half Finance & Accounting and Robert Half Management Resources, we also provide our clients with full-time placements and senior-level financial consultants.

Follow Accountemps on Twitter at twitter.com/accountemps.

ROBERT HALF FINANCE & ACCOUNTING

SPECIALIZED ACCOUNTING AND FINANCE RECRUITMENT

roberthalf.com

Back in 1948, a young accountant named Robert Half discovered that the personnel industry had no firm that specialized in his field, so he set out to fill this need. He addressed the niche so well that now, more than 60 years later, businesses worldwide still value the specialized financial recruitment services they receive from Robert Half Finance & Accounting.

Firms today know they must maintain lean but strong and capable teams. When hiring, they can't afford to make mistakes. That's why so many companies look to Robert Half Finance & Accounting to help them find full-time professionals with the specialized skills they need for their businesses.

Through our innovative Company-In program, our clients can interview several top professionals at our offices on the same day and decide whom they would like to interview again or hire. This reduces the time and cost associated with hiring and provides a setting that enables employers to focus solely on evaluating candidates.



Over six decades, Robert Half Finance & Accounting has helped to develop the careers of hundreds of thousands of accounting and finance professionals. We are the world's first and largest global financial recruitment company. Chances are good that an accountant working today knows the Robert Half name. That level of experience and recognition is not built overnight, and it is a large part of the value we offer our clients.

Clients and candidates interested in additional financial staffing services can work with our sister divisions, Accountemps and Robert Half Management Resources, which place temporary and senior-level project professionals, respectively. By leveraging the expertise of our three specialized financial divisions, employers and job seekers can find solutions to address all of their hiring and employment needs.

Follow Robert Half Finance & Accounting on Twitter at twitter.com/roberthalffa.

ROBERT HALF MANAGEMENT RESOURCES

SENIOR-LEVEL FINANCIAL PROFESSIONALS ON A PROJECT & INTERIM BASIS

roberthalfmr.com

If there is one word that describes what Robert Half Management Resources brings to the marketplace, it is *experience*. Businesses today face an abundance of challenges, ranging from emerging government regulations and the need to cut costs to maintaining their very financial stability. We provide businesses with senior financial project consultants who have the industry experience necessary to offer guidance in these critical areas.

Robert Half Management Resources consultants serve a variety of industries and organizations. They can assist firms with the requirements of the Sarbanes-Oxley Act and with impending government regulations being proposed in countries around the globe. Our consultants also bring knowledge in corporate accounting, financial and business systems analysis, internal audit, International Financial Reporting Standards, taxation, regulatory compliance, mergers and acquisitions, financial reporting, information technology, and more.

Many Robert Half Management Resources consultants have earned one or more business credentials, including certified public accountant, certified internal auditor, certified information systems auditor, chartered financial analyst and certified fraud examiner.



We offer clients with longer-term or recurring needs access to consultants who are full-time employees of Robert Half Management Resources. This option is ideal for projects where continuity in staffing is essential.

Robert Half Management Resources also provides access to temporary and full-time staffing solutions through our Accountemps and Robert Half Finance & Accounting divisions.

Follow Robert Half Management Resources on Twitter at twitter.com/roberthalfmr.

OFFICETEAM

SPECIALIZED ADMINISTRATIVE STAFFING

officeteam.com



OfficeTeam is a leading global provider of highly skilled administrative professionals on a temporary and temporary-to-full-time basis. We specialize in providing immediate access to skilled professionals ranging from executive and administrative assistants to receptionists and customer service representatives.

Since our inception, OfficeTeam has been an advocate for the administrative field, recognizing these individuals' contributions to businesses everywhere.

Companies understand that they can respond more quickly and cost-effectively to changing workloads by supplementing their full-time employees with experienced temporary administrative staff provided by OfficeTeam. Organizations also look to OfficeTeam for professionals who can help maintain productivity while being evaluated for full-time positions.

OfficeTeam is committed to helping companies locate professionals well suited to serve in roles that continue to increase in scope, complexity and responsibility. In fact, surveys of our clients show that nine out of 10 of them would recommend OfficeTeam to their colleagues.

Companies that work with us benefit from having access to experienced administrative professionals who can step in at a moment's notice. Many of the administrative professionals in our proprietary database have the Microsoft Office Certified Professional designation. We often have access to candidates other staffing firms don't because of our alliances with top professional organizations such as the International Association of Administrative Professionals.

Follow OfficeTeam on Twitter at twitter.com/officeteam.

ROBERT HALF TECHNOLOGY

INFORMATION TECHNOLOGY PROFESSIONALS

rht.com

As firms invest in technologies that improve efficiency and competitiveness, IT managers must be able to respond quickly to workload fluctuations. As a leading provider of IT professionals on a project and full-time basis, Robert Half Technology is known for rapidly and expertly finding businesses just the talent they need.

We provide highly skilled professionals on either a project or full-time basis to assist clients with initiatives including operating systems upgrades, applications development, networking and help desk support. We also help our clients with needs in areas such as cloud computing, business intelligence, virtualization, Voice over Internet Protocol (VoIP) and IT security. In addition, we work with candidates who possess .NET skills to assist businesses in meeting the growing need for web-based initiatives.

Our status as a Microsoft Gold Certified Partner enables us to provide training to our professionals in several Microsoft technologies, such as Windows 7, SQL Server and Windows Server 2008, which significantly increases the value of these consultants to our clients. For individuals working in customer service and technical support organizations, we provide our qualifying candidates with access to free online training and certification through our alliance with HDI.

In addition to our long-standing relationships with Microsoft and HDI, Robert Half Technology has alliances with the Association of Information Technology Professionals and MeasureUp. These alliances allow us to locate highly skilled IT candidates that many businesses would not otherwise be able to access.

Follow Robert Half Technology on Twitter at twitter.com/roberthalftech.



ROBERT HALF LEGAL

A FULL RANGE OF EXPERIENCED LEGAL PROFESSIONALS

roberthalflegal.com



As legal needs become more numerous and complex, it can be a challenge for law firms and corporate legal departments to maintain a full-time staff large enough to handle every aspect of cases and projects. As a result, hiring managers in the legal field often rely on experienced interim specialists to complement the skills and experience of their internal legal teams.

Just the right talent is not always easy to find, however, especially for cases with urgent deadlines. Robert Half Legal is ideally positioned to quickly and cost-effectively provide law offices with highly skilled legal professionals on an interim or full-time basis. We can identify individual legal support professionals, paralegals and lawyers or entire project teams to address a range of client initiatives, including e-discovery, document review and litigation support. Our professionals can work at a client's site or from one of our dedicated project spaces.

Our reputation as a leading provider of specialized legal staffing professionals is enhanced by our alliances with respected industry groups such as the Association of Corporate Counsel, the Association of Legal Administrators and the Minority Corporate Counsel Association.

Robert Half Legal regularly conducts surveys of lawyers to remain current on employment and workplace developments impacting the legal field. Now in its 10th year, our annual Future Law Office research project (futurelawoffice.com) examines key trends in the legal profession. It is based on the insights of Robert Half Legal staffing and recruiting professionals throughout our branch network as well as interviews with other key professionals in the field of law.

Follow Robert Half Legal on Twitter at twitter.com/roberthalflegal.

THE CREATIVE GROUP

CREATIVE, ADVERTISING AND MARKETING PROFESSIONALS

creativegroup.com



From iPhone applications to YouTube videos to Facebook pages, firms are incorporating an increasing array of platforms into their media mix. To fully leverage these tools, companies need skilled professionals who can develop and execute sophisticated, yet sensible, strategies that combine new initiatives with traditional programs.

Companies of all sizes look to The Creative Group for specialized creative, advertising, marketing, web and public relations professionals. By working with The Creative Group, organizations gain access to some of the most skilled professionals in the business — from social media experts who can build online communities to user interface designers who can create dynamic customer experiences. Our account managers are always on the lookout for expert talent. They are well connected within the creative community and typically come from marketing and advertising fields themselves.

Firms that work with The Creative Group also benefit from the consultative approach we take. Our account managers don't simply supply talent — they also provide advice, information and resource materials, including an array of white papers and guide booklets, designed to help companies manage more effectively and make the most strategic hiring decisions.

Additionally, we have business relationships with a number of professional organizations, including the American Advertising Federation, *HOW* magazine, *Graphic Design USA*, The Webby Awards and The Art Institutes. Our work with these groups extends our reach within the creative community, allowing us access to the most dedicated professionals.

Follow The Creative Group on Twitter at twitter.com/creativegroup.

RISK & BUSINESS CONSULTING. INTERNAL AUDIT.

Protiviti is one of the world's leading organizations dedicated to risk and business consulting and internal audit. We assist our clients in seizing new opportunities for growth and profitability while helping them to manage their risks. Our professionals bring powerful insights and proven delivery with a customized blend of competencies to every project.

protiviti®
Risk & Business Consulting.
Internal Audit.

PROTIVITI

RISK & BUSINESS CONSULTING.
INTERNAL AUDIT.
protiviti.com



Businesses today need a valued adviser to help them identify and manage both the opportunities and risks associated with a highly competitive business landscape. Protiviti is a global business consulting and internal audit firm that helps clients solve problems in finance and operations, technology, litigation, governance, risk, and compliance.

We serve clients throughout the Americas, Asia-Pacific, Europe and the Middle East. We help companies by bringing business processes, technology, industry skills and knowledge to bear on business issues and priorities, including:

Internal Audit and Financial Controls. We work with audit executives, management and audit committees at public and private companies to assist them with their internal audit activities. This includes starting and running the activity for them on a fully outsourced basis, working with an existing internal audit function to supplement their team when they lack adequate staff or skills, and providing advice to improve internal audit quality.

Information Technology Effectiveness and Control. We work with chief information officers, chief financial officers (CFOs) and other executives to ensure their organizations maximize the return on information systems investments while minimizing their risks. We deliver capabilities in IT governance, data security and privacy; implement configurable controls and provide project management on large enterprise resource planning (ERP) installations; and implement governance, risk and compliance software applications.

Risk and Compliance. We work with management, board members and outside counsel to help organizations comply with regulatory requirements and respond to situations of noncompliance. We help clients take a disciplined approach to managing credit, market, operational and enterprisewide risks through a combination of assessments, process improvement, and model review and validation.



Finance and Accounting Excellence. We help CFOs and financial executives strengthen their finance functions and integrate risk considerations into their strategy and performance management activities. We assist clients with managing complex accounting issues, including financial restatements and implementation of process improvements for financial and reporting processes.



Cost and Working Capital Optimization. We help client executives reduce working capital and improve cash flow, control and optimize costs, and manage risk in their operations. We help drive performance of the supply chain through operations improvements, strategic sourcing, inventory management, contract management and enhancements to working capital.



Litigation, Restructuring and Investigative Services. We work with general counsel, chief legal officers, outside legal counsel, CFOs and board members to help them assess their fraud and e-discovery risks and implement solutions to better manage these risks. We also provide support for litigation matters, act as financial adviser for either the debtor or creditor side in financial restructuring and bankruptcies, and lead investigations into financial irregularities.



Protiviti regularly delivers to the marketplace research and publications that underscore our deep understanding of business and industry issues and our expertise in internal audit and risk and business consulting. Our *Board Perspectives — Risk Oversight* series, for example, is targeted at helping boards of directors with their risk oversight role.

At Protiviti, we recognize the need to understand the full range of technologies that can be used to help our clients. For this reason, we have alliances with leading ERP providers, including SAP and Oracle. We have nonexclusive relationships with software firms that allow us to leverage their tools when appropriate. In addition, we have developed a number of proprietary technologies. Some of these we use on client engagements — others, such as the Governance Portal, the client licenses from us. In all situations, we seek to provide "best of breed" technology to fit our clients' needs today and in the future.

Follow Protiviti on Twitter at twitter.com/protiviti.

LEADING BY EXAMPLE

Robert Half International was founded on the principle of "Ethics First," and this motto is more than a company tradition. It represents the values at the heart of our business. We are in the people business, and our employees have a passion for helping others and improving the communities in which we live and work.



LEADING
BY EXAMPLE

Investing in Our Communities

In 2009, Robert Half International professionals worldwide balanced their business efforts with a diverse array of community relations activities that brought us closer to the companies and people we serve.

We expanded our relationship with SIFE, an international organization that pairs businesses with students. In addition to judging global competitions, we again co-sponsored the SIFE Success Skills Topic Competition. Robert Half also continued our support of the Boys & Girls Clubs of America national conference and broadened our national holiday toy drive program, collecting more than 13,000 toys for local Boys & Girls Clubs.

We maintained our support of Dress for Success Worldwide, which provides disadvantaged women with professional attire, career development tools and a network of support. Through our annual suit drive program, nearly 150,000 items of interview-appropriate clothing have been donated since 2002. Robert Half also became a founding sponsor of the Career Transformation Center of Dress for Success Worldwide — West in Los Angeles. In addition, we continued our work with Upwardly Global, a nonprofit that brings together employers and highly qualified immigrants.

Protiviti's CommUnity Scholarship Program supports outstanding college-bound, low-income students. Scholarship recipients are selected as high school seniors, and their scholarships are renewable over the course of their college careers.

In addition, Robert Half employees regularly participate in fundraising events for the American Heart Association, Big Brothers Big Sisters of Canada and the UK-based Motor Neurone Disease Association. In Continental Europe, our employees are longtime supporters of SOS Children's Villages. In 2009, Robert Half Canada received the ACSESS Community Service Award for our efforts.

From teaching Junior Achievement's elementary school curriculum to organizing donations of food through the Mutirão de Alimentos program in Brazil, our employees enjoy sharing their time and talents outside of the office.

Supplier Diversity

We also recognize the broader role we play in the business community. Last year, we were honored by prominent organizations for our award-winning supplier diversity program.

Supporting the Environment

Even though Robert Half International provides a service — not a product — to our clients, we look to support a sustainable environment throughout our operations. We are using recycled and mixed-source paper, reducing our overall paper usage by maximizing electronic resources, and leveraging telecommuting to reduce travel. We work with our landlords to create energy-efficient environments in buildings close to public transit.

For more information about our Leading by Example program, please visit rhi.com/philanthropy.







TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: the global financial and economic situation; changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for temporary employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees, or for events impacting its temporary employees on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted; and the possibility that the Company may fail to maintain adequate financial and management controls and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Further information regarding these and other risks and uncertainties is contained in Item 1A. "Risk Factors" of the Company's 2009 Form 10-K filed with the SEC.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

ACCOUNTS RECEIVABLE ALLOWANCES. The Company maintains allowances for estimated losses resulting from (i) the inability of its customers to make required payments, (ii) temporary placement sales adjustments, and (iii) permanent placement candidates not remaining with the client through the 90-day guarantee period, commonly referred to as "fall offs". The Company establishes these allowances based on its review of customers' credit profiles, historical loss statistics and current trends. The adequacy of these allowances is reviewed each reporting period. Historically, the Company's actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, the Company's accounts receivable allowances totaled 5.6% and 6.6% as of December 31, 2009 and 2008, respectively. As of December 31, 2009, a five-percentage point deviation in the Company's accounts receivable allowances balance would have resulted in an increase or decrease in the allowance of $1.1 million. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, or if unexpected events or significant future changes in trends were to occur, additional allowances may be required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of our deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. In relation to actual net operating losses in certain foreign operations, valuation allowances of $21.2 million were recorded as of December 31, 2009. If such losses are ultimately utilized to offset future operating income, the Company will benefit its deferred tax assets up to the full amount of the valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

GOODWILL IMPAIRMENT. The Company assesses the impairment of goodwill annually in the second quarter, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Financial Accounting Standards Board ("FASB") authoritative guidance. The Company completed its annual goodwill impairment analysis during the three months ended June 30, 2009, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2009, that caused the Company to perform an interim impairment assessment.

FASB authoritative guidance requires a two-step approach for determining goodwill impairment. In the first step the Company determines the fair value of each reporting unit utilizing a present value technique derived from a discounted cash flow methodology. For purposes of this assessment the Company's reporting units are its lines of business. The fair value of the reporting unit is then compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. The second step under the FASB guidance is contingent upon the results of the first step. To the extent a reporting unit's carrying value exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to its net assets in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's reporting units are *Accountemps, Robert Half Finance & Accounting, OfficeTeam, Robert Half Technology, Robert Half Management Resources* and *Protiviti*, which had goodwill balances at December 31, 2009, of $127.5 million, $26.6 million, $0.0 million, $7.2 million, $0.0 million and $28.0 million, respectively, totaling $189.3 million. There were no changes to the Company's reporting units or to the allocations of goodwill by reporting unit through December 31, 2009.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate for all reporting units was determined by management based on estimates of risk free interest rates, beta and market risk premiums. The discount rate used was compared to the rate published in various third party research reports, which indicated that the rate was within a range of reasonableness. The primary assumptions related to future operating performance include revenue growth rates and profitability levels. In addition, the impairment assessment requires that management make certain judgments in allocating shared assets and liabilities to the balance sheets of the reporting units. Solely for purposes of establishing inputs for the fair value calculations described above related to its annual goodwill impairment testing, the Company made the following assumptions. The Company assumed that the current economic downturn would continue for all reporting units through 2010, followed by a recovery period in 2011 and 2012, using unique assumptions for each reporting unit. In addition, the Company applied profitability assumptions consistent with each reporting unit's historical trends at various revenue levels and, for years beyond 2012, used a 5% growth factor to calculate the terminal value at the end of ten years for each unit. This rate is consistent with the rate used for the Company's interim test during the first quarter of 2009, and is significantly lower than the Company's historical ten-year annual compound revenue growth rate. In its most recent calculation, the Company used a 10.7% discount rate, which is slightly lower than the 10.9% discount rate used for the Company's interim test during the first quarter of 2009. This decline in discount rate is primarily due to a decline in the market risk premium partially offset by an increase in the risk free rate.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied hypothetical decreases to the fair values of each reporting unit. The Company determined that hypothetical decreases in fair value of at least 30% would be required before any reporting unit would have a carrying value in excess of its fair value.

Given the current economic environment and the uncertainties regarding the impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the Company's goodwill impairment testing will prove to be accurate predictions of the future. If the Company's assumptions regarding forecasted revenue or profitability growth rates of certain reporting units are not achieved, the Company may be required to recognize goodwill impairment charges in future periods. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

WORKERS' COMPENSATION. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims. Total workers' compensation expense was $5.0 million and $12.1 million, representing 0.23% and 0.37% of applicable U.S. revenue for the years ended December 31, 2009 and 2008, respectively.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results. Based on the Company's results for the year ended December 31, 2009, a five-percentage point deviation in the Company's estimated loss development rates would have resulted in an increase or decrease in the reserve of $0.1 million.

STOCK-BASED COMPENSATION. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

For the years ended December 31, 2009, 2008 and 2007, compensation expense related to stock options was $0.8 million, $5.1 million and $9.2 million, respectively. For the years ended December 31, 2009, 2008 and 2007, compensation expense related to restricted stock and stock units was $60.3 million, $63.6 million and $53.8 million, respectively, of which $12.0 million, $17.0 million and $21.1 million was related to grants made in 2009, 2008 and 2007, respectively. A one-percentage point deviation in the estimated forfeiture rates would have resulted in a $0.6 million, $0.6 million and $0.5 million increase or decrease in compensation expense related to restricted stock and stock units for the years ended December 31, 2009, 2008 and 2007, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

DETERMINING FAIR VALUE WHEN THE VOLUME AND LEVEL OF ACTIVITY FOR THE ASSET OR LIABILITY HAVE SIGNIFICANTLY DECREASED AND IDENTIFYING TRANSACTIONS THAT ARE NOT ORDERLY. In April 2009, the FASB issued authoritative guidance which highlights and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. This authoritative guidance became effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance during the three months ended June 30, 2009, did not have an impact on the Company's Financial Statements.

SUBSEQUENT EVENTS. In May 2009, the FASB issued authoritative guidance which establishes standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued. This guidance also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for this date. This authoritative guidance became effective for interim or annual periods ending after June 15, 2009. The adoption of this guidance during the three months ended June 30, 2009, did not have a material effect on the Company's Financial Statements.

ACCOUNTING STANDARDS CODIFICATION. In June 2009, the FASB issued authoritative guidance which establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. The FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of the FASB Accounting Standards Codification during the three months ended September 30, 2009, did not have a material effect on the Company's Financial Statements.

TRANSFERS OF FINANCIAL ASSETS. In June 2009, the FASB issued authoritative guidance which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. This authoritative guidance is effective for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

VARIABLE INTEREST ENTITIES. In June 2009, the FASB issued authoritative guidance designed to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This authoritative guidance is effective for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

FAIR VALUE MEASUREMENT OF LIABILITIES. In August 2009, the FASB issued authoritative guidance which provides clarification regarding the required techniques for the fair value measurement of liabilities. This update applies to all entities that measure liabilities at fair value, and is effective for the first interim or annual reporting period beginning after its issuance in August 2009. The adoption of this guidance during the three months ended December 31, 2009, did not have a material effect on the Company's Financial Statements.

REVENUE RECOGNITION – MULTIPLE-DELIVERABLE REVENUE ARRANGEMENTS. In October 2009, the FASB issued authoritative guidance which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. Furthermore, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. This authoritative guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

FAIR VALUE MEASUREMENTS AND DISCLOSURES. In January 2010, the FASB issued authoritative guidance which requires certain new disclosures and clarifies certain existing disclosure requirements about fair value measurement as set forth in the FASB Accounting Standards Codification. This authoritative guidance is effective for interim and annual periods beginning after December 15, 2009. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

RESULTS OF OPERATIONS

Demand for the Company's temporary and permanent staffing services and risk consulting and internal audit services is largely dependent upon general economic and labor market conditions both domestically and abroad. Correspondingly, results of operations were negatively impacted by difficult global economic conditions in the latter portion of 2008 and throughout 2009. Because of the inherent difficulty in predicting economic trends and the absence of material long-term contracts in any of our business units, future demand for the Company's services cannot be forecasted with certainty. We expect total Company results to continue to be impacted by general macroeconomic conditions in 2010.

The Company's temporary and permanent staffing services business has more than 365 offices in 42 states, the District of Columbia and 20 foreign countries, while Protiviti has more than 60 offices in 23 states and 16 foreign countries.

Because fluctuations in foreign currency exchange rates have an impact on the Company's results, the Company provides selected growth percentages below on a constant-currency basis. Constant-currency percentages are calculated using as-reported amounts which have been retranslated using foreign currency exchange rates from the prior year's comparable period.

YEARS ENDED DECEMBER 31, 2009 AND 2008

REVENUES. The Company's revenues were $3.0 billion for the year ended December 31, 2009, down 34% from $4.6 billion for the year ended December 31, 2008. Revenues from foreign operations represented 29% of total revenues for both the years ended December 31, 2009 and 2008. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2009, revenues for all three of the Company's reportable segments were down compared to 2008. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $2.5 billion for the year ended December 31, 2009, down 32% from revenues of $3.6 billion for the year ended December 31, 2008. On a constant-currency basis, temporary and consultant staffing services revenues decreased 30% for 2009 compared to 2008. Throughout 2009, demand for the Company's temporary and consultant staffing services was significantly impacted by difficult global labor markets and weak general macroeconomic conditions. In the United States, 2009 revenues decreased 32% compared to 2008.The Company's revenues from foreign operations decreased 31% for 2009 compared to 2008. On a constant-currency basis, the Company's revenues from foreign operations decreased 25% for 2009 compared to 2008.

Permanent placement revenues were $182 million for the year ended December 31, 2009, down 57% from revenues of $427 million for the year ended December 31, 2008. On a constant-currency basis, permanent placement revenues decreased 56% for 2009 compared to 2008. In the United States, 2009 revenues decreased 62% compared to 2008. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consulting staffing services and this is expected to continue. The December 2009 unemployment rate in the U.S. was 10%, its highest level since 1983. The Company's revenues from foreign operations decreased 51% for 2009 compared to 2008. On a constant-currency basis, the Company's revenues from foreign operations decreased 48% for 2009 compared to 2008.

Risk consulting and internal audit services revenues were $384 million for the year ended December 31, 2009, down 30% from revenues of $547 million for the year ended December 31, 2008. On a constant-currency basis, risk consulting and internal audit services revenues decreased 29% for 2009 compared to 2008 as weak global macroeconomic conditions negatively impacted demand. Contributing to the decrease was a decline in revenues produced by compliance-related projects, mainly those tied to the Sarbanes-Oxley Act, a trend which may continue. In the United States, 2009 revenues decreased 29% compared to 2008. The Company's revenues from foreign operations decreased 31% for 2009 compared to 2008. On a constant-currency basis, the Company's revenues from foreign operations decreased 28% for 2009 compared to 2008.

GROSS MARGIN. The Company's gross margin dollars were $1.1 billion for the year ended December 31, 2009, down 42% from $1.9 billion for the year ended December 31, 2008. For 2009 compared to 2008, gross margin dollars for all three of the Company's reportable segments decreased under difficult economic conditions. Gross margin dollars as a percentage of revenues also decreased for the Company's temporary and consultant staffing services and risk consulting and internal audit services divisions on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services division were $842 million for the year ended December 31, 2009, down 37% from $1.3 billion for the year ended December 31, 2008. On a constant-currency basis, temporary and consultant staffing services gross margin dollars decreased 35% for 2009 compared to 2008. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 34.1% in 2009, down from 36.7% in 2008. This year-over-year decrease was the result of significantly lower conversion revenues and compression of pay/bill spreads in 2009 compared to 2008. Conversion revenues are earned when a temporary position converts to a permanent position. As there are no direct costs related to conversion revenues, the gross margin percentage is favorably impacted as the mix of conversion revenues increases. Pay/bill spreads represent the differential between wages paid to temporary employees and amounts billed to clients.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company's permanent placement staffing division were $182 million for the year ended December 31, 2009, down 57% from $427 million for the year ended December 31, 2008. On a constant-currency basis, permanent placement gross margin dollars decreased 56% for 2009 compared to 2008. Because reimbursable expenses for permanent placement staffing services are de minimis, the decrease in gross margin dollars is substantially explained by the decrease in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's risk consulting and internal audit division were $80 million for the year ended December 31, 2009, down 48% from $155 million for the year ended December 31, 2008. On a constant-currency basis, risk consulting and internal audit gross margin dollars decreased 48% for 2009 compared to 2008. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 20.8% in 2009, down from 28.3% in 2008. The year-over-year margin decline is primarily due to lower staff utilization levels resulting from lower revenues as well as higher staff reduction charges.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The Company's selling, general and administrative expenses were $1.0 billion for the year ended December 31, 2009, down 31% from $1.5 billion for the year ended December 31, 2008. As a percentage of revenues, the Company's selling, general and administrative expenses were 34.1% for 2009, up from 32.5% for 2008. For 2009 compared to 2008, selling, general and administrative expenses decreased for all three of the Company's reportable segments. Selling, general and administrative expenses as a percentage of revenues increased for all three of the Company's reportable segments in 2009 compared to 2008. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company's temporary and consultant staffing services division were $738 million for the year ended December 31, 2009, down 25% from $983 million for the year ended December 31, 2008. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 29.8% in 2009, up from 27.1% in 2008. For 2009 compared to 2008, increases as a percentage of revenues for administration costs, fixed overhead, variable overhead and advertising were partially offset by decreases as a percentage of revenues for field compensation and expenses related to doubtful accounts receivable.

Selling, general and administrative expenses for the Company's permanent placement staffing division were $189 million for the year ended December 31, 2009, down 49% from $367 million for the year ended December 31, 2008. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 103.7% in 2009, up from 85.8% in 2008. For 2009 compared to 2008, increases as a percentage of revenues for fixed overhead, administration costs, variable overhead, field compensation, advertising and expenses related to doubtful accounts receivable drove the overall increase.

Selling, general and administrative expenses for the Company's risk consulting and internal audit services division were $111 million for the year ended December 31, 2009, down 25% from $147 million for the year ended December 31, 2008. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 28.9% in 2009, up from 26.9% in 2008. For 2009 compared to 2008, increases as a percentage of revenues for fixed overhead and administration costs were partially offset by decreases as a percentage of revenues for variable overhead, expenses related to doubtful accounts receivable and advertising.

OPERATING INCOME. The Company's total operating income was $67 million, or 2.2% of revenues, for the year ended December 31, 2009, down 84% from $417 million, or 9.1% of revenues, for the year ended December 31, 2008. For the Company's temporary and consultant staffing services division, operating income was $105 million, or 4.2% of applicable revenues, down 70% from $349 million, or 9.6% of applicable revenues, in 2008. For the Company's permanent placement staffing division, operating loss was $7 million, or negative 3.8% of applicable revenues, down 112% from operating income of $61 million, or 14.1% of applicable revenues, in 2008. For the Company's risk consulting and internal audit services division, operating loss was $31 million, or negative 8.0% of applicable revenues, down 522% from operating income of $7 million, or 1.3% of applicable revenues, in 2008.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $1.5 million and $2.6 million for the years ended December 31, 2009 and 2008, respectively. Intangible assets result from the Company's acquisitions. For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. Net intangible assets, consisting primarily of goodwill, represented 15% of total assets and 21% of total stockholders' equity at December 31, 2009.

INTEREST INCOME AND EXPENSE. Interest income for the years ended December 31, 2009 and 2008, was $1.9 million and $10.5 million, respectively. Lower 2009 interest income was due to lower interest rates partially offset by higher average cash balances. Interest expense for the years ended December 31, 2009 and 2008, was $0.5 million and $5.3 million, respectively.

PROVISION FOR INCOME TAXES. The provision for income taxes was 44% and 40% for the years ended December 31, 2009 and 2008, respectively. The 2009 increase is partially due to losses in international locations where corresponding tax benefits are not being recognized. Also contributing to the increase is the larger percentage impact that permanent non-deductible tax items have on lower year-over-year income before taxes.

YEARS ENDED DECEMBER 31, 2008 AND 2007

REVENUES. The Company's revenues were $4.6 billion for the year ended December 31, 2008, remaining flat compared to $4.6 billion for the year ended December 31, 2007. Revenues from foreign operations represented 29% and 24% of total revenues for the years ended December 31, 2008 and 2007, respectively. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2008, revenues in the temporary and consultant staffing services division were flat compared to 2007, while revenues in both the permanent placement and risk consulting and internal audit services divisions were down compared to 2007. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $3.6 billion for the year ended December 31, 2008, remaining flat compared to revenues of $3.6 billion for the year ended December 31, 2007. On a constant-currency basis, temporary and consultant staffing services revenues decreased 1% for 2008 compared to 2007. In the latter part of 2008, demand for the Company's temporary and consultant staffing services decreased significantly as global labor markets weakened along with general macroeconomic conditions. In the United States, 2008 revenues decreased 6% compared to 2007, driven primarily by an 18% decrease in the fourth quarter. The United States decrease was partially offset by the Company's revenues from foreign operations which increased 16% for 2008 compared to 2007. On a constant-currency basis, the Company's revenues from foreign operations increased 14% for 2008 compared to 2007.

Permanent placement revenues were $427 million for the year ended December 31, 2008, down 4% from revenues of $444 million for the year ended December 31, 2007. On a constant-currency basis, permanent placement revenues decreased 5% for 2008 compared to 2007. In the United States, 2008 revenues decreased 17% compared to 2007, driven primarily by a 41% decrease in the fourth quarter. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consulting staffing services and this is expected to continue. The December 2008 unemployment rate in the U.S. was 7.4%, its highest level since 1992. The United States decrease was partially offset by the Company's revenues from foreign operations which increased 22% for 2008 compared to 2007. On a constant-currency basis, the Company's revenues from foreign operations increased 17% for 2008 compared to 2007

Risk consulting and internal audit services revenues were $547 million for the year ended December 31, 2008, down 1% from revenues of $552 million for the year ended December 31, 2007. On a constant-currency basis, risk consulting and internal audit services revenues decreased 2% for 2008 compared to 2007 due to a significant decline in revenues produced by compliance-related projects, mainly those tied to the Sarbanes-Oxley Act, a trend which may continue. In addition, the fourth quarter weakening in global macroeconomic conditions negatively impacted demand. In the United States, 2008 revenues decreased 6% compared to 2007, including a 23% decrease in the fourth quarter. The United States decrease was partially offset by the Company's revenues from foreign operations which increased 13% for 2008 compared to 2007. On a constant-currency basis, the Company's revenues from foreign operations increased 7% for 2008 compared to 2007.

GROSS MARGIN. The Company's gross margin dollars were $1.9 billion for the year ended December 31, 2008, down 3% from $2.0 billion for the year ended December 31, 2007. For 2008 compared to 2007, gross margin dollars for all three of the Company's reportable segments decreased under difficult economic conditions. Gross margin dollars as a percentage of revenues also decreased for the Company's temporary and consultant staffing services and risk consulting and internal audit services divisions on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services division were $1.3 billion for the year ended December 31, 2008, down 2% from $1.4 billion for the year ended December 31, 2007. On a constant-currency basis, temporary and consultant staffing services gross margin dollars decreased 3% for 2008 compared to 2007. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 36.7% in 2008, down from 37.2% in 2007. This year-over-year decrease was primarily the result of a decrease in temp-to-hire conversion revenues in 2008 compared to 2007. Conversion revenues are earned when a temporary position converts to a permanent position. As there are no direct costs related to conversion revenues, the gross margin percentage is favorably impacted as the mix of conversion revenues increases.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company's permanent placement staffing division were $427 million for the year ended December 31, 2008, down 4% from $444 million for the year ended December 31, 2007. On a constant-currency basis, permanent placement gross margin dollars decreased 5% for 2008 compared to 2007. Because reimbursable expenses for permanent placement staffing services are de minimis, the decrease in gross margin dollars is substantially explained by the decrease in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's risk consulting and internal audit division were $155 million for the year ended December 31, 2008, down 11% from $175 million for the year ended December 31, 2007. On a constant-currency basis, risk consulting and internal audit gross margin dollars decreased 13% for 2008 compared to 2007. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 28.3% in 2008, down from 31.6% in 2007. Because costs relative to revenues are generally higher in foreign operations than in the U.S., the gross margin percentage is unfavorably impacted as the mix of foreign activity increases. In 2008 risk consulting and internal audit services revenues from foreign operations increased to 30% compared to 27% in 2007, contributing most of the year-over-year margin decline.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The Company's selling, general and administrative expenses were $1.5 billion for both the years ended December 31, 2008 and 2007. For 2008 compared to 2007, selling, general and administrative expenses decreased in the Company's temporary and consultant staffing services and risk consulting and internal audit services divisions, and increased in the Company's permanent placement staffing division. Selling, general and administrative expenses as a percentage of revenues were essentially flat in the Company's temporary and consultant staffing services division, increased in the Company's permanent placement staffing division and decreased in the Company's internal audit and risk consulting services division, compared to 2007. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company's temporary and consultant staffing services division were $983 million for the year ended December 31, 2008, essentially flat compared to $986 million for the year ended December 31, 2007. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 27.1% in 2008, essentially flat compared to 27.0% in 2007. For 2008 compared to 2007, increases as a percentage of revenues for administration costs, fixed overhead and expenses related to doubtful accounts receivable were partially offset by decreases as a percentage of revenues for field compensation, variable overhead and advertising. As revenues declined in the latter part of 2008 under difficult economic conditions, the Company enhanced its focus on cost alignment measures, resulting in an 11% decrease in selling, general and administrative expenses in the Company's temporary and consultant staffing services division in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Selling, general and administrative expenses for the Company's permanent placement staffing division were $367 million for the year ended December 31, 2008, up 2% from $358 million for the year ended December 31, 2007. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 85.8% in 2008, up from 80.6% in 2007. For 2008 compared to 2007, increases as a percentage of revenues for field compensation, fixed overhead, administration costs, advertising and expenses related to doubtful accounts receivable were partially offset by decreases as a percentage of revenues for variable overhead. As revenues declined in the latter part of 2008 under difficult economic conditions, the Company enhanced its focus on cost alignment measures, resulting in a 24% decrease in selling, general and administrative expenses in the Company's permanent placement staffing division in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Selling, general and administrative expenses for the Company's risk consulting and internal audit services division were $147 million for the year ended December 31, 2008, down 4% from $154 million for the year ended December 31, 2007. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 26.9% in 2008, down from 27.8% in 2007. For 2008 compared to 2007, decreases as a percentage of revenues for variable overhead and advertising were partially offset by increases as a percentage of revenues for fixed overhead and expenses related to doubtful accounts receivable. As revenues declined in the latter part of 2008 under difficult economic conditions, the Company enhanced its focus on cost alignment measures, resulting in a 17% decrease in selling, general and administrative expenses in the Company's risk consulting and internal audit division in the fourth quarter of 2008 compared to the fourth quarter of 2007.

OPERATING INCOME. The Company's total operating income was $417 million, or 9.1% of revenues, for the year ended December 31, 2008, down 13% from $480 million, or 10.3% of revenues, for the year ended December 31, 2007. For the Company's temporary and consultant staffing services division, operating income was $349 million, or 9.6% of applicable revenues, down 6% from $373 million, or 10.2% of applicable revenues, in 2007. For the Company's permanent placement staffing division, operating income was $61 million, or 14.1% of applicable revenues, down 30% from $86 million, or 19.4% of applicable revenues, in 2007. For the Company's risk consulting and internal audit services division, operating income was $7 million or 1.3% of applicable revenues, down 65% from $21 million, or 3.8% of applicable revenues, in 2007.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $2.6 million for both the years ended December 31, 2008 and 2007. Intangible assets result from the Company's acquisitions. For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. Net intangible assets, consisting primarily of goodwill, represented 13% of total assets and 19% of total stockholders' equity at December 31, 2008.

INTEREST INCOME AND EXPENSE. Interest income for the years ended December 31, 2008 and 2007, was $10.5 million and $17.2 million, respectively. Lower 2008 interest income was primarily due to lower interest rates. Interest expense for the years ended December 31, 2008 and 2007, was $5.3 million and $4.1 million, respectively.

PROVISION FOR INCOME TAXES. The provision for income taxes was 40% for both the years ended December 31, 2008 and 2007.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's liquidity during the years ended December 31, 2009, 2008 and 2007, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, repurchases of common stock and payment of dividends.

Cash and cash equivalents were $366 million, $355 million and $310 million at December 31, 2009, 2008 and 2007, respectively. Operating activities provided $240 million during the year ended December 31, 2009, partially offset by $46 million and $192 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $447 million during the year ended December 31, 2008, partially offset by $95 million and $285 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $411 million during the year ended December 31, 2007, offset by $116 million and $452 million of net cash used in investing activities and financing activities, respectively.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2009, was composed of net income of $37 million adjusted for non-cash items of $127 million, and net cash provided by changes in working capital of $76 million. Net cash provided by operating activities for the year ended December 31, 2008, was composed of net income of $250 million adjusted for non-cash items of $150 million, and net cash provided by changes in working capital of $47 million. Net cash provided by operating activities for the year ended December 31, 2007, was composed of net income of $296 million adjusted for non-cash items of $124 million, and net cash used by changes in working capital of $9 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2009, was $46 million. This was primarily composed of capital expenditures of $41 million and deposits to trusts for employee benefits and retirement plans of $5 million. Cash used in investing activities for the year ended December 31, 2008, was $95 million. This was primarily composed of capital expenditures of $73 million and deposits to trusts for employee benefits and retirement plans of $21 million. Cash used in investing activities for the year ended December 31, 2007, was $116 million. This was composed of capital expenditures of $84 million, purchases of goodwill and other intangible assets of $19 million, and deposits to trusts for employee benefits and retirement plans of $13 million.

Financing activities—Cash used in financing activities for the year ended December 31, 2009, was $192 million. This included repurchases of $150 million in common stock and $72 million in cash dividends to stockholders, offset by proceeds of $25 million from exercises of stock options and the excess tax benefits from stock-based compensation of $5 million. Cash used in financing activities for the year ended December 31, 2008, was $285 million. This included repurchases of $245 million in common stock, $69 million in cash dividends to stockholders and principal payments on notes payable and other indebtedness of $2 million, offset by proceeds of $27 million from exercises of stock options and the excess tax benefits from stock-based compensation of $4 million. Cash used in financing activities for the year ended December 31, 2007, was $452 million. This included repurchases of $453 million in common stock and $66 million in cash dividends to stockholders, partially offset by proceeds of $52 million from exercises of stock options and the excess tax benefits from stock-based compensation of $15 million.

As of December 31, 2009, the Company is authorized to repurchase, from time to time, up to 5.1 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2009, 2008 and 2007, the Company repurchased approximately 4.7 million shares, 9.4 million shares and 12.2 million shares of common stock on the open market for a total cost of $110 million, $203 million and $397 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2009, 2008 and 2007, such repurchases totaled approximately 1.7 million shares, 1.6 million shares and 1.6 million shares at a cost of $40 million, $42 million and $58 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The Company's working capital at December 31, 2009, included $366 million in cash and cash equivalents. The Company's working capital requirements relate primarily to accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short- and long-term basis.

On February 10, 2010, the Company announced a quarterly dividend of $.13 per share to be paid to all shareholders of record on February 25, 2010. The dividend will be paid on March 15, 2010.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2009 (in thousands):

CONTRACTUAL OBLIGATIONS	Payments due by period				
	2010	2011 and 2012	2013 and 2014	Thereafter	Total
Long-term debt obligations	$ 277	$ 534	$ 505	$ 1,766	$ 3,082
Operating lease obligations	108,274	148,834	76,419	114,298	447,825
Purchase obligations	18,627	2,035	4	—	20,666
Other liabilities	1,320	1,998	1,515	8,645	13,478
Total	$ 128,498	$ 153,401	$ 78,443	$ 124,709	$ 485,051

Long-term debt obligations consist of promissory notes and related interest as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2010 and thereafter under non-cancelable leases in effect at December 31, 2009. Purchase obligations consist of purchase commitments primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements. The above table does not reflect $13.1 million of unrecognized tax benefits which the Company has accrued for uncertain tax positions in accordance with FASB authoritative guidance. As of December 31, 2009, the Company classified $11.1 million of its unrecognized tax benefits as a current liability, as these amounts are expected to be resolved in the next twelve months. The remaining $2.0 million of unrecognized tax benefits have been classified as a non-current liability, as a reasonably reliable estimate of the period of future payments, if any, could not be determined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For the year ended December 31, 2009, approximately 29% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except share amounts)

DECEMBER 31,	2009	2008
ASSETS		
Cash and cash equivalents	$ 365,794	$ 354,756
Accounts receivable, less allowances of $21,423 and $34,217	362,392	484,808
Deferred income taxes and other current assets	194,448	193,335
Total current assets	922,634	1,032,899
Goodwill and other intangible assets, net	189,728	189,382
Property and equipment, net	124,658	145,699
Deferred income taxes	46,515	43,870
Total assets	$ 1,283,535	$ 1,411,850
LIABILITIES		
Accounts payable and accrued expenses	$ 101,610	$ 111,645
Accrued payroll costs and retirement obligations	265,245	301,102
Current portion of notes payable and other indebtedness	113	105
Total current liabilities	366,968	412,852
Notes payable and other indebtedness, less current portion	1,779	1,892
Other liabilities	14,978	13,218
Total liabilities	383,725	427,962
Commitments and Contingencies (Note I)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value authorized 5,000,000 shares; issued and outstanding zero shares	—	—
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 148,645,335 and 150,943,324 shares	149	151
Capital surplus	854,081	949,474
Accumulated other comprehensive income	45,580	34,263
Retained earnings	—	—
Total stockholders' equity	899,810	983,888
Total liabilities and stockholders' equity	$ 1,283,535	$ 1,411,850

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2009	2008	2007
Net service revenues	$ 3,036,547	$ 4,600,554	$ 4,645,666
Direct costs of services, consisting of payroll, payroll taxes, insurance costs and reimbursable expenses	1,932,868	2,686,983	2,667,838
Gross margin	1,103,679	1,913,571	1,977,828
Selling, general and administrative expenses	1,036,899	1,496,839	1,497,957
Amortization of intangible assets	1,460	2,617	2,594
Interest income, net	(1,443)	(5,161)	(13,127)
Income before income taxes	66,763	419,276	490,404
Provision for income taxes	29,500	169,095	194,192
Net income	$ 37,263	$ 250,181	$ 296,212
Net income available to common stockholders	$ 35,067	$ 242,744	$ 288,763
Net income per share (Note L):			
Basic	$ .24	$ 1.60	$ 1.81
Diluted	$ .24	$ 1.59	$ 1.78
Shares:			
Basic	145,912	151,607	159,767
Diluted	146,611	152,528	162,568
Cash dividends declared per share	$ .48	$ .44	$ .40

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2009	2008	2007
COMMON STOCK—SHARES:			
Balance at beginning of period	150,943	158,058	167,848
Net issuances of restricted stock	2,400	2,240	1,297
Repurchases of common stock	(6,398)	(11,000)	(13,835)
Exercises of stock options	1,700	1,645	2,748
Balance at end of period	148,645	150,943	158,058
COMMON STOCK—PAR VALUE:			
Balance at beginning of period	$ 151	$ 158	$ 168
Net issuances of restricted stock	2	2	1
Repurchases of common stock	(6)	(11)	(14)
Exercises of stock options	2	2	3
Balance at end of period	$ 149	$ 151	$ 158
CAPITAL SURPLUS:			
Balance at beginning of period	$ 949,474	$ 915,038	$ 1,003,926
Net issuances of restricted stock at par value	(2)	(2)	(1)
Repurchases of common stock—excess over par value	(112,549)	(63,913)	(225,641)
Cash dividends ($.48 per share)	(72,459)	—	—
Exercises of stock options—excess over par value	24,949	27,478	52,383
Stock-based compensation expense—restricted stock and stock units	60,320	63,571	53,830
Stock-based compensation expense—stock options	828	5,109	9,229
Tax impact of equity incentive plans	3,520	2,193	21,312
Balance at end of period	$ 854,081	$ 949,474	$ 915,038
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Balance at beginning of period	$ 34,263	$ 68,853	$ 38,577
Translation adjustments	11,317	(34,590)	30,276
Balance at end of period	$ 45,580	$ 34,263	$ 68,853
RETAINED EARNINGS:			
Balance at beginning of period	$ —	$ —	$ —
Cumulative impact from adoption of ASC 740	—	—	(1,709)
Repurchases of common stock—excess over par value	(37,263)	(181,573)	(228,983)
Cash dividends ($.44 per share and $.40 per share)	—	(68,608)	(65,520)
Net income	37,263	250,181	296,212
Balance at end of period	$ —	$ —	$ —
COMPREHENSIVE INCOME:			
Net income	$ 37,263	$ 250,181	$ 296,212
Translation adjustments	11,317	(34,590)	30,276
Total comprehensive income	$ 48,580	$ 215,591	$ 326,488

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEARS ENDED DECEMBER 31,	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 37,263	$ 250,181	$ 296,212
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	1,460	2,617	2,594
Depreciation expense	63,806	70,593	68,847
Stock-based compensation expense—restricted stock and stock units	60,320	63,571	53,830
Stock-based compensation expense—stock options	828	5,109	9,229
Excess tax benefits from stock-based compensation	(4,751)	(3,688)	(14,690)
Provision for deferred income taxes	5,752	(6,043)	(7,242)
Provision for doubtful accounts	(839)	18,137	11,359
Changes in assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in accounts receivable	133,541	67,283	(54,723)
(Decrease) increase in accounts payable, accrued expenses, accrued payroll costs and retirement obligations	(52,210)	(5,238)	26,944
(Decrease) increase in income taxes payable	(3,830)	(12,941)	28,839
Change in other assets, net of change in other liabilities	(1,187)	(2,456)	(9,975)
Net cash flows provided by operating activities	240,153	447,125	411,224
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of goodwill and other intangible assets and other assets	—	(272)	(19,524)
Capital expenditures	(41,248)	(73,413)	(83,777)
Increase in trusts for employee benefits and retirement plans	(4,719)	(21,116)	(12,949)
Net cash flows used in investing activities	(45,967)	(94,801)	(116,250)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(149,818)	(245,497)	(452,944)
Cash dividends paid	(72,149)	(68,608)	(65,520)
Decrease in notes payable and other indebtedness	(105)	(1,980)	(352)
Excess tax benefits from stock-based compensation	4,751	3,688	14,690
Proceeds from exercises of stock options	24,951	27,480	52,386
Net cash flows used in financing activities	(192,370)	(284,917)	(451,740)
Effect of exchange rate changes on cash and cash equivalents	9,222	(22,651)	19,287
Net increase (decrease) in cash and cash equivalents	11,038	44,756	(137,479)
Cash and cash equivalents at beginning of period	354,756	310,000	447,479
Cash and cash equivalents at end of period	$ 365,794	$ 354,756	$ 310,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 441	$ 485	$ 505
Income taxes, net of refunds	$ 21,759	$ 192,205	$ 165,866
Purchase of goodwill and other intangible assets and other assets:			
Assets acquired			
Goodwill and other intangible assets	$ —	$ 272	$ 16,917
Other assets	—	—	3,002
Liabilities incurred			
Other liabilities	—	—	(395)
Cash paid, net of cash acquired	$ —	$ 272	$ 19,524
Non-cash items:			
Stock repurchases awaiting settlement	$ —	$ —	$ 1,694

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®*, *Robert Half® Finance & Accounting*, *OfficeTeam®*, *Robert Half® Technology*, *Robert Half® Management Resources*, *Robert Half® Legal*, *The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps*, *Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is a specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. Protiviti provides business consulting and internal audit services, and is a wholly owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in North America, South America, Europe, Asia and Australia. The Company is a Delaware corporation.

BASIS OF PRESENTATION. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC"). The Company has performed an evaluation of subsequent events through February 18, 2010, which is the date the financial statements were issued.

PRINCIPLES OF CONSOLIDATION. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2009, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses and income and other taxes. Management estimates are also utilized in the Company's goodwill impairment assessment.

REVENUE RECOGNITION. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in net service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Employees placed on temporary assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues—Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues—Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

COSTS OF SERVICES. Direct costs of temporary and consultant staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees, as well as reimbursable expenses. Direct costs of permanent placement staffing services consist of reimbursable expenses. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

ADVERTISING COSTS. The Company expenses all advertising costs as incurred. Advertising expense totaled $32.2 million, $50.2 million and $59.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

COMPREHENSIVE INCOME. Comprehensive income includes net income and certain other items that are recorded directly to Stockholders' Equity. The Company's only source of other comprehensive income is foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

GOODWILL AND INTANGIBLE ASSETS. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during the second quarter in each of the three years ended December 31, 2009, and determined that no adjustment to the carrying value of goodwill was required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

WORKERS' COMPENSATION. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

FOREIGN CURRENCY TRANSLATION. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, and have not been material for all periods presented.

STOCK-BASED COMPENSATION. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

INTERNAL-USE SOFTWARE. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. The Company capitalized approximately $16.7 million, $16.2 million and $13.3 million of internal-use software development costs for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE B—NEW ACCOUNTING PRONOUNCEMENTS

DETERMINING FAIR VALUE WHEN THE VOLUME AND LEVEL OF ACTIVITY FOR THE ASSET OR LIABILITY HAVE SIGNIFICANTLY DECREASED AND IDENTIFYING TRANSACTIONS THAT ARE NOT ORDERLY. In April 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which highlights and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. This authoritative guidance became effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance during the three months ended June 30, 2009, did not have an impact on the Company's Financial Statements.

SUBSEQUENT EVENTS. In May 2009, the FASB issued authoritative guidance which establishes standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued. This guidance also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for this date. This authoritative guidance became effective for interim or annual periods ending after June 15, 2009. The adoption of this guidance during the three months ended June 30, 2009, did not have a material effect on the Company's Financial Statements.

ACCOUNTING STANDARDS CODIFICATION. In June 2009, the FASB issued authoritative guidance which establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. The FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of the FASB Accounting Standards Codification during the three months ended September 30, 2009, did not have a material effect on the Company's Financial Statements.

TRANSFERS OF FINANCIAL ASSETS. In June 2009, the FASB issued authoritative guidance which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. This authoritative guidance is effective for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

VARIABLE INTEREST ENTITIES. In June 2009, the FASB issued authoritative guidance designed to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This authoritative guidance is effective for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

FAIR VALUE MEASUREMENT OF LIABILITIES. In August 2009, the FASB issued authoritative guidance which provides clarification regarding the required techniques for the fair value measurement of liabilities. This update applies to all entities that measure liabilities at fair value, and is effective for the first interim or annual reporting period beginning after its issuance in August 2009. The adoption of this guidance during the three months ended December 31, 2009, did not have a material effect on the Company's Financial Statements.

REVENUE RECOGNITION—MULTIPLE-DELIVERABLE REVENUE ARRANGEMENTS. In October 2009, the FASB issued authoritative guidance which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. Furthermore, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. This authoritative guidance is effective for fiscal years beginning on or after June 15, 2010. The

Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

FAIR VALUE MEASUREMENTS AND DISCLOSURES. In January 2010, the FASB issued authoritative guidance which requires certain new disclosures and clarifies certain existing disclosure requirements about fair value measurement as set forth in the FASB Accounting Standards Codification. This authoritative guidance is effective for interim and annual periods beginning after December 15, 2009. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

NOTE C—DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

Deferred income taxes and other current assets consisted of the following (in thousands):

DECEMBER 31,	2009	2008
Deferred income taxes	$ 51,643	$ 61,955
Deposits in trusts for employee benefits and retirement plans	77,014	72,295
Other	65,791	59,085
	$ 194,448	$ 193,335

NOTE D—GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The following table sets forth the activity in goodwill and other intangible assets from December 31, 2007, through December 31, 2009 (in thousands):

	GOODWILL	OTHER INTANGIBLE ASSETS	TOTAL
Balance as of December 31, 2007	$ 191,068	$ 4,075	$ 195,143
Purchase of intangible assets	—	272	272
Translation adjustments	(3,538)	122	(3,416)
Amortization of intangible assets	—	(2,617)	(2,617)
Balance as of December 31, 2008	187,530	1,852	189,382
Translation adjustments	1,806	—	1,806
Amortization of intangible assets	—	(1,460)	(1,460)
Balance as of December 31, 2009	$ 189,336	$ 392	$ 189,728

The estimated remaining amortization expense is $0.4 million for 2010.

NOTE E—PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following (in thousands):

DECEMBER 31,	2009	2008
Computer hardware	$ 121,063	$ 161,696
Computer software	222,464	259,790
Furniture and equipment	130,296	129,628
Leasehold improvements	127,613	121,861
Other	15,248	16,112
Property and equipment, cost	616,684	689,087
Accumulated depreciation	(492,026)	(543,388)
Property and equipment, net	$ 124,658	$ 145,699

NOTE F—ACCRUED PAYROLL COSTS AND RETIREMENT OBLIGATIONS

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

DECEMBER 31,	2009	2008
Payroll and benefits	$ 126,874	$ 170,123
Employee retirement obligations	75,392	69,868
Workers' compensation	25,730	29,630
Payroll taxes	37,249	31,481
	$ 265,245	$ 301,102

Included in employee retirement obligations is $64 million at December 31, 2009, and $61 million at December 31, 2008, related to the Company's Chief Executive Officer for a deferred compensation plan and other benefits.

NOTE G—NOTES PAYABLE AND OTHER INDEBTEDNESS

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $1.9 million at December 31, 2009, and $2.0 million at December 31, 2008. At December 31, 2009, $1.8 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2009 (in thousands):

2010	$ 113
2011	123
2012	111
2013	117
2014	128
Thereafter	1,300
	$ 1,892

At December 31, 2009, the notes carried fixed rates and the weighted average interest rate for the above was approximately 9.0%, 9.0% and 6.5% for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has an uncommitted letter of credit facility ("the facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $24.6 million in debt support standby letters of credit as of December 31, 2009, and $24.7 million as of December 31, 2008. Of the debt support standby letters of credit outstanding, $22.7 million as of December 31, 2009 and 2008, satisfies workers' compensation insurer's collateral requirements. There is a service fee of 1.75% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2010.

NOTE H—INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2009, 2008 and 2007, consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2009	2008	2007
Current:			
Federal	$ 14,571	$ 97,262	$ 144,520
State	4,008	28,046	31,448
Foreign	5,169	49,830	25,466
Deferred:			
Federal and state	10,412	(6,569)	(6,599)
Foreign	(4,660)	526	(643)
	$ 29,500	$ 169,095	$ 194,192

Income before the provision for income taxes for the years ended December 31, 2009, 2008 and 2007, consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2009	2008	2007
Domestic	$ 66,756	$ 337,402	$ 439,015
Foreign	7	81,874	51,389
	$ 66,763	$ 419,276	$ 490,404

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

YEARS ENDED DECEMBER 31,	2009	2008	2007
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.0	4.4	4.3
Tax-free interest income	(0.3)	(0.2)	(0.3)
Non-deductible expenses	4.8	0.9	0.5
Non-U.S. income taxed at different rates, net of foreign tax credits	8.0	(0.1)	0.5
Federal tax credits	(2.5)	(0.4)	(0.3)
Tax impact of uncertain tax positions	(5.1)	0.5	0.0
Other, net	2.3	0.2	(0.1)
Effective tax rate	44.2%	40.3%	39.6%

The deferred portion of the tax provision consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2009	2008	2007
Amortization of franchise rights	$ 628	$ 824	$ 994
Amortization of other intangibles	535	366	(214)
Accrued expenses, deducted for tax when paid	5,069	(6,398)	(8,544)
Capitalized costs for books, deducted for tax	6,809	7,577	6,701
Depreciation	(9,804)	(2,113)	(3,146)
Federal impact of unrecognized tax benefits	1,353	831	(3,242)
Foreign tax credit carryforwards	5,434	(5,434)	—
Other, net	(4,272)	(1,696)	209
	$ 5,752	$ (6,043)	$ (7,242)

The deferred income tax amounts included on the Consolidated Statements of Financial Position are comprised of the following (in thousands):

DECEMBER 31,	2009	2008
Current deferred income tax assets, net	$ 51,643	$ 61,955
Long-term deferred income tax assets, net	46,515	43,870
	$ 98,158	$ 105,825

The components of the deferred income tax amounts at December 31, 2009 and 2008, were as follows (in thousands):

DECEMBER 31,	2009	2008
Deferred Income Tax Assets		
Provision for bad debts	$ 6,778	$ 11,521
Employee retirement and other benefit obligations	46,177	44,733
Workers' compensation	9,008	10,404
Deferred compensation	29,406	28,567
Credits and net operating loss carryforwards	32,971	33,330
Property and equipment basis differences	36	—
Other	16,734	15,491
Total deferred income tax assets	141,110	144,046
Deferred Income Tax Liabilities		
Amortization of intangible assets	(17,287)	(16,124)
Property and equipment basis differences	—	(2,718)
Other	(4,505)	(4,801)
Total deferred income tax liabilities	(21,792)	(23,643)
Valuation allowance	(21,160)	(14,578)
Total deferred income tax assets, net	$ 98,158	$ 105,825

The Company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $0.2 million. These state net operating losses expire in 2011 and later. The Company has net operating loss carryforwards in foreign countries. The tax benefit of these net operating losses is $26.2 million. These net operating losses expire in 2010 and later.

The Company has not provided deferred income taxes or foreign withholding taxes on $2.7 million and $6.5 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2009 and 2008, respectively, since the Company intends to reinvest these earnings indefinitely. The U.S. tax impact upon repatriation, net of foreign tax credits, would be $0.3 million and $0.7 million for the years ended December 31, 2009 and 2008, respectively.

FASB authoritative guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The literature also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2007 to December 31, 2009 (in thousands):

DECEMBER 31,	2009	2008	2007
Balance at beginning of period	$ 20,485	$ 5,783	$ 8,088
Gross increases—tax positions in prior years	2,152	15,144	523
Gross decreases—tax positions in prior years	(6,592)	(332)	(1,465)
Gross increases—tax positions in current year	130	493	122
Settlements	(3,040)	(543)	(1,450)
Lapse of statute of limitations	—	(60)	(35)
Balance at end of period	$ 13,135	$ 20,485	$ 5,783

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $3.0 million, $2.9 million and $4.2 million for 2009, 2008 and 2007, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2009, is $5.6 million, including a $2.8 million reduction recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2008, was $7.9 million, including $3.1 million recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2007, was $4.9 million, including $1.9 million recorded in income tax expense during the year.

The Company believes it is reasonably possible that the settlement of certain tax uncertainties could occur within the next twelve months; accordingly, $11.1 million, $18.4 million and $3.5 million of the unrecognized gross tax benefit has been classified as a current liability as of December 31, 2009, 2008 and 2007, respectively. These amounts primarily represent unrecognized tax benefits comprised of items related to assessed state income tax audits, as well as state, U.S. and Canadian federal settlement negotiations.

The Company's major income tax jurisdictions are the United States and Canada. For U.S. federal income tax, the Company remains subject to examination for 2002 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2002 and subsequent years. For Canada, the Company remains subject to examination for 2002 and subsequent years.

NOTE I—COMMITMENTS AND CONTINGENCIES

Rental expense, primarily for office premises, amounted to $107.8 million, $108.8 million and $95.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. The approximate minimum rental commitments for 2010 and thereafter under non-cancelable leases in effect at December 31, 2009 were as follows (in thousands):

2010	$ 108,274
2011	82,936
2012	65,898
2013	44,775
2014	31,644
Thereafter	114,298
	$ 447,825

Additionally, as of December 31, 2009, the Company had future purchase commitments of approximately $21 million over the next three years primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

On September 10, 2004, Plaintiff Mark Laffitte, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt hourly employees. In addition, the Plaintiff seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. On September 18, 2006, the Court issued an order certifying a class with respect to claims for alleged unpaid overtime pay but denied certification with respect to claims relating to meal periods and rest time breaks. On August 15, 2008, the Court stayed the litigation pending the California Supreme Court's ruling in another case unrelated to the Company titled *Harris v. Superior Court*. The ruling in such case may have a material adverse bearing on the Company's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On May 4, 2006, Plaintiff Don Tran, on behalf of himself and a putative class of salaried Consultants and Senior Consultants, and a sub-class of terminated salaried Consultants and Senior Consultants, filed a complaint in California Superior Court naming Protiviti Inc., a wholly owned subsidiary of the Company ("Protiviti"), as Defendant. The complaint alleges that salaried consultants based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees. Plaintiff also seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. The complaint further seeks damages and penalties for the failure to provide meal and rest periods, and for the failure to reimburse business expenses, including, without limitation, parking and cellular telephone expenses. On February 28, 2008, the Court allowed Plaintiff to amend the complaint to name as class representatives two additional former Protiviti Consultants, who had worked for Protiviti's "Internal Audit" business line. Plaintiff Tran had worked for Protiviti's "Technology Risk" business line. On April 3, 2008, Plaintiffs agreed in open court to dismiss their claim for failure to reimburse business expenses. Plaintiffs filed a motion to certify the class on May 12, 2008 and Protiviti filed a motion to strike the class allegations on the same date. On December 18, 2008, the Court ruled that it would certify two classes, one of California Consultants and another of California Senior Consultants, on the overtime pay claims. The Court also ruled that it would deny certification, without prejudice, on the claims for alleged unpaid meal and rest breaks. Further, it ruled that the Plaintiffs must submit a detailed trial plan, which the Court may use to revisit the class certification issue. On February 6, 2009, the Court issued its order certifying the two classes described above on the overtime pay claims. Subsequent thereto, notice of the lawsuit was mailed to the two classes by Defendant. The period for potential class members to opt out of the classes closed on September 5, 2009. The Court has set a trial date for July 12, 2010. A ruling in the unrelated *Harris* case referenced elsewhere in this Note I may have a material adverse bearing on Protiviti's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. Protiviti believes it has meritorious defenses to the allegations, and Protiviti intends to continue to vigorously defend against the litigation.

On September 24, 2007, Plaintiff Van Williamson, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California were not provided meal periods, paid rest periods, and accurate itemized wage statements. It seeks one hour of wages for each employee for each meal and rest period missed during the statutory liability period. It also seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged failure to provide the meal and rest periods and accurate itemized wage statements. The allegations in the complaint are substantially similar to the allegations included in the complaint filed by Mark Laffitte described above. On August 28, 2008, the Court stayed the litigation pending the California Supreme Court's decision on whether to review a case unrelated to the Company titled *Brinker Restaurant Corp. v. Superior Court*. On October 22, 2008, the California Supreme Court granted such review. A ruling in the unrelated *Harris* case referenced in the first paragraph of this Note I and/or the *Brinker* case referenced above may have a material adverse bearing on the Company's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On September 16, 2008, Plaintiff Donald R. Green, on behalf of himself and a putative class of all temporary staffing employees in California, filed a complaint in California Superior Court naming the Company and one of its wholly owned subsidiaries as Defendants. The complaint alleges that temporary employees in California were improperly denied expense reimbursement and wages for time purportedly spent preparing for interviews, and traveling to and attending interviews with, alleged clients of Defendants. Plaintiff seeks penalties and equitable and legal remedies under Section 17200 of the California Business and Professions Code and Sections 1194 and 2802 of the California Labor Code. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to vigorously defend against the litigation.

On December 28, 2009, Plaintiff Eric Presser, on behalf of himself and a putative class of all allegedly similarly situated Staffing Managers in the state of Florida, filed a complaint in the United States District Court for the Middle District of Florida naming the Company as Defendant. The complaint alleges that Staffing Managers based in Florida have been misclassified as exempt from the Fair Labor Standards Act's minimum wage and overtime requirements. Plaintiff seeks an unspecified amount for unpaid overtime on behalf of himself and the class he purports to represent. Plaintiff also seeks an unspecified amount for statutory penalties, attorneys' fees and other damages. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

NOTE J—STOCKHOLDERS' EQUITY

STOCK REPURCHASE PROGRAM. As of December 31, 2009, the Company is authorized to repurchase, from time to time, up to 5.1 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2009, 2008 and 2007, the Company repurchased approximately 4.7 million shares, 9.4 million shares and 12.2 million shares of common stock on the open market for a total cost of $110 million, $203 million and $397 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2009, 2008 and 2007, such repurchases totaled approximately 1.7 million shares, 1.6 million shares and 1.6 million shares at a cost of $40 million, $42 million and $58 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2009, (consisting of stock option exercises and the purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

CASH DIVIDENDS. The Company's Board of Directors may at their discretion declare and pay dividends upon the shares of the Company's stock either out of the Company's retained earnings or capital surplus. During the years ended December 31, 2009, 2008 and 2007, the Company declared cash dividends of $.48 per share, $.44 per share and $.40 per share, respectively.

Repurchases of shares and issuances of cash dividends are applied first to the extent of retained earnings and any remaining amounts are applied to capital surplus. As a result, the Company had no retained earnings as of December 31, 2009 and 2008.

NOTE K—STOCK PLANS

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest over four years. Shares offered under the plan are authorized but unissued shares or treasury shares.

Options currently outstanding under the plans have an exercise price equal to the fair market value of the Company's common stock at the date of grant and consist of non-statutory stock options under the Internal Revenue Code, and generally have a term of 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and for grants made prior to July 28, 2009, receive all dividends with respect to such shares on the dividend payment dates, whether or not the shares have vested as long as any performance condition has been met. Restricted stock grants made on or after July 28, 2009, contain forfeitable rights to dividends. Dividends for these grants are accrued on the dividend payment dates but are not paid until the shares vest, and dividends accrued for shares that ultimately do not vest are forfeited. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote, and do not receive dividends with respect to such units. Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche.

Stock-based compensation expense recognized in the Company's Financial Statements for the years ended December 31, 2009, 2008 and 2007, included compensation expense for stock options, which includes grants made prior to, but not yet vested as of December 31, 2005, as well as stock options granted subsequent to December 31, 2005.

FASB authoritative guidance requires that excess tax benefits be recognized as an addition to capital surplus and that unrealized tax benefits be recognized as income tax expense unless there are excess tax benefits from previous equity awards to which it can be offset. The Company calculates the amount of eligible excess tax benefits that are available to offset future tax shortfalls in accordance with the long-form method described in the FASB authoritative guidance.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur, as previously permitted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

Stock-based compensation expense related to stock options for the years ended December 31, 2009, 2008 and 2007, was $0.8 million, $5.1 million and $9.2 million, respectively. Stock-based compensation expense related to restricted stock and stock units for the years ended December 31, 2009, 2008 and 2007, was $60.3 million, $63.6 million and $53.8 million, respectively. As of December 31, 2009, 2008 and 2007, total unrecognized compensation cost, net of estimated forfeitures, was $0.2 million, $0.6 million and $4.7 million, respectively, related to stock options and $80.3 million, $100.4 million and $100.6 million, respectively, related to restricted stock and stock units. The unrecognized compensation cost is expected to be recognized over the next 4 years.

The following table reflects activity under all stock plans from December 31, 2006 through December 31, 2009, and the weighted average exercise prices (in thousands, except per share amounts):

	RESTRICTED STOCK PLANS		STOCK OPTION PLANS	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2006	4,529	$ 30.92	14,193	$ 20.29
Granted	1,688	$ 37.50	—	—
Exercised	—	—	(2,748)	$ 19.06
Restrictions lapsed	(1,659)	$ 29.36	—	—
Forfeited	(180)	$ 34.89	(169)	$ 26.10
Outstanding, December 31, 2007	4,378	$ 33.88	11,276	$ 20.51
Granted	2,754	$ 26.60	—	—
Exercised	—	—	(1,645)	$ 16.71
Restrictions lapsed	(1,847)	$ 31.08	—	—
Forfeited	(283)	$ 32.20	(453)	$ 24.61
Outstanding, December 31, 2008	5,002	$ 31.00	9,178	$ 20.98
Granted	2,827	$ 16.36	—	—
Exercised	—	—	(1,700)	$ 14.68
Restrictions lapsed	(2,125)	$ 27.80	—	—
Forfeited	(335)	$ 25.98	(189)	$ 25.42
Outstanding, December 31, 2009	5,369	$ 24.87	7,289	$ 22.34

The total pre-tax intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007, was $15.5 million, $16.5 million and $45.3 million, respectively. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007, was $51.0 million, $44.0 million and $60.9 million, respectively.

The following table summarizes information about options outstanding as of December 31, 2009 (in thousands, except number of years and per share amounts):

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE			
Range of Exercise Prices	Number Outstanding as of December 31, 2009	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable as of December 31, 2009	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$12.22 to $16.95	1,869	2.91	$ 16.59	$ 18,960	1,869	2.88	$ 16.59	$ 18,960
$17.06 to $22.56	2,406	1.99	$ 21.72	12,048	2,406	1.97	$ 21.72	12,048
$22.70 to $26.56	2,113	3.69	$ 25.01	3,637	2,113	3.54	$ 25.01	3,637
$26.61 to $34.75	901	3.76	$ 29.64	—	871	3.46	$ 29.55	—
	7,289	2.94	$ 22.34	$ 34,645	7,259	2.84	$ 22.30	$ 34,645

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $26.73 as of December 31, 2009, which would have been received by the option holders had they exercised their in-the-money options as of that date.

At December 31, 2009, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 10.0 million. Of the 7.3 million options outstanding at December 31, 2009, 7.3 million options were exercisable with a weighted average exercise price of $22.30.

NOTE L—NET INCOME PER SHARE

The calculation of net income per share for the three years ended December 31, 2009 is reflected in the following table (in thousands, except per share amounts):

YEARS ENDED DECEMBER 31,	2009	2008	2007
Basic net income per share:			
Net income	$ 37,263	$ 250,181	$ 296,212
Income allocated to participating securities	2,196	7,469	7,548
Net income available to common stockholders	$ 35,067	$ 242,712	$ 288,664
Basic weighted average shares	145,912	151,607	159,767
Basic net income per share	$ .24	$ 1.60	$ 1.81
Diluted net income per share:			
Net income	$ 37,263	$ 250,181	$ 296,212
Income allocated to participating securities	2,196	7,437	7,449
Net income available to common stockholders	$ 35,067	$ 242,744	$ 288,763
Basic weighted average shares	145,912	151,607	159,767
Dilutive effect of potential common shares	699	921	2,801
Diluted weighted average shares	146,611	152,528	162,568
Diluted net income per share	$ .24	$ 1.59	$ 1.78

Based on FASB authoritative guidance which became effective January 1, 2009, the Company's unvested restricted stock awards, other than for grants that contain a performance condition and grants made on or after July 28, 2009, contain non-forfeitable rights to dividends and are therefore participating securities that are included in the earnings allocation in computing net income per share pursuant to the two-class method.

Upon implementation, the Company retrospectively adjusted its net income per share data to conform to the aforementioned FASB authoritative guidance. For the years ended December 31, 2008 and 2007, the retrospective application resulted in a $.05 per share and $.04 per share reduction in basic net income per share, respectively, and a $.04 per share and $.03 per share reduction in diluted net income per share, respectively.

Potential common shares include the dilutive effect of stock options, unvested performance-based restricted stock, restricted stock which contain forfeitable rights to dividends, and stock units. The weighted average diluted common shares outstanding for the years ended December 31, 2009, 2008 and 2007, respectively, excludes the effect of 4.5 million, 2.8 million, and 0.3 million anti-dilutive potential common shares. Employee stock options will have a dilutive effect under the treasury method only when the respective period's average market value of the Company's common stock exceeds the exercise proceeds. Under the treasury method, exercise proceeds include the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in capital surplus, if the options were exercised and the stock units and performance-based restricted stock had vested.

NOTE M—BUSINESS SEGMENTS

The Company, which aggregates its operating segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before net interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income (loss) by reportable segment to consolidated results (in thousands):

YEARS ENDED DECEMBER 31,	2009	2008	2007
Net service revenues			
Temporary and consultant staffing	$ 2,471,132	$ 3,626,183	$ 3,649,274
Permanent placement staffing	181,856	427,499	444,090
Risk consulting and internal audit services	383,559	546,872	552,302
	$ 3,036,547	$ 4,600,554	$ 4,645,666
Operating income (loss)			
Temporary and consultant staffing	$ 104,521	$ 348,963	$ 372,892
Permanent placement staffing	(6,973)	60,482	86,109
Risk consulting and internal audit services	(30,768)	7,287	20,870
	66,780	416,732	479,871
Amortization of intangible assets	1,460	2,617	2,594
Interest income, net	(1,443)	(5,161)	(13,127)
Income before income taxes	$ 66,763	$ 419,276	$ 490,404

The Company does not report total assets by segment. The following tables represent identifiable assets by business segment (in thousands):

DECEMBER 31,	2009	2008	2007
Accounts receivable			
Temporary and consultant staffing	$ 257,918	$ 348,946	$ 426,731
Permanent placement staffing	43,815	58,538	77,352
Risk consulting and internal audit services	82,082	111,541	117,550
	$ 383,815	$ 519,025	$ 621,633

DECEMBER 31,	2009	2008	2007
Goodwill			
Temporary and consultant staffing	$ 134,780	$ 134,091	$ 136,609
Permanent placement staffing	26,579	26,323	27,005
Risk consulting and internal audit services	27,977	27,116	27,454
	$ 189,336	$ 187,530	$ 191,068

The Company operates internationally, with operations in North America, South America, Europe, Asia and Australia. The following tables represent revenues and long-lived assets by geographic location (in thousands):

YEARS ENDED DECEMBER 31,	2009	2008	2007
Net service revenues			
Domestic	$ 2,161,826	$ 3,278,594	$ 3,509,299
Foreign	874,721	1,321,960	1,136,367
	$ 3,036,547	$ 4,600,554	$ 4,645,666

DECEMBER 31,	2009	2008	2007
Assets, long-lived			
Domestic	$ 101,034	$ 113,474	$ 121,034
Foreign	23,624	32,225	31,277
	$ 124,658	$ 145,699	$ 152,311

NOTE N—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tabulation shows certain quarterly financial data for 2009 and 2008 (in thousands, except per share amounts):

	QUARTER				
2009	1	2	3	4	Year Ended December 31,
Net service revenues	$ 823,325	$ 749,887	$ 725,912	$ 737,423	$ 3,036,547
Gross margin	$ 293,728	$ 265,057	$ 266,411	$ 278,483	$ 1,103,679
Income before income taxes	$ 16,680	$ 10,225	$ 17,419	$ 22,439	$ 66,763
Net income	$ 8,788	$ 5,416	$ 9,531	$ 13,528	$ 37,263
Net income available to common stockholders	$ 8,308	$ 4,801	$ 8,988	$ 12,969	$ 35,067
Basic net income per share	$ .06	$ .03	$ .06	$ .09	$ .24
Diluted net income per share	$ .06	$ .03	$ .06	$ .09	$ .24

	QUARTER				
2008	1	2	3	4	Year Ended December 31,
Net service revenues	$ 1,225,990	$ 1,224,641	$ 1,160,086	$ 989,837	$ 4,600,554
Gross margin	$ 510,988	$ 516,624	$ 483,573	$ 402,386	$ 1,913,571
Income before income taxes	$ 117,930	$ 124,119	$ 110,153	$ 67,074	$ 419,276
Net income	$ 70,784	$ 74,568	$ 65,821	$ 39,008	$ 250,181
Net income available to common stockholders	$ 68,833	$ 72,293	$ 63,839	$ 37,806	$ 242,744
Basic net income per share	$ .45	$ .47	$ .42	$ .26	$ 1.60
Diluted net income per share	$ .44	$ .47	$ .42	$ .25	$ 1.59

NOTE O—SUBSEQUENT EVENTS

On February 10, 2010, the Company announced a quarterly dividend of $.13 per share to be paid to all shareholders of record on February 25, 2010. The dividend will be paid on March 15, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Robert Half International Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Robert Half International Inc., and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Francisco, California
February 18, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, using criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

COMPARATIVE PERFORMANCE GRAPH

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate by reference this Annual Report or future filings with the Securities and Exchange Commission, in whole or in part, the following Performance Graph and any similar performance graph herein shall not be deemed to be incorporated by reference into any such filings.

The following graph compares, through December 31, 2009, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the S&P 500.

The graph assumes the investment of $100 at the end of 2004 and reinvestment of all dividends. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Robert Half International Inc.
Peer Group Index(a)
S&P 500 Index
$150
$120
$90
$60
$30
0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

(a) This index represents the cumulative total return of the Company and the following corporations providing temporary or permanent employment services: CDI Corp.; Kelly Services, Inc.; Manpower Inc.; and Spherion Corp.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company

Frederick P. Furth
Senior Partner of The Furth Firm LLP, a law firm

Edward W. Gibbons
Private investor and former owner and president of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer of Robert Half International

Barbara J. Novogradac
President of Novogradac Investment Company, a private real estate investment company

Robert J. Pace
Advisory Director of Goldman Sachs, a global investment banking and securities firm

Frederick A. Richman
Consultant to Deloitte Tax LLP

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer of Robert Half International

Corporate Headquarters
2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 676-0894
(800) 231-5469 (TDD)
(201) 680-6578 (Foreign Shareholders)
(201) 680-6610 (TDD Foreign Shareholders)
www.bnymellon.com/shareowner/isd

MANAGEMENT

EXECUTIVE OFFICERS

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer – Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Michael Buckley
Executive Vice President, Chief Administrative Officer and Treasurer

Steven Karel
Executive Vice President, Secretary and General Counsel

OFFICERS

Evelyn Crane-Oliver
Senior Vice President and Associate General Counsel

Lex Doherty
Senior Vice President and Corporate Controller

Kathryn Krebs
Senior Vice President, Human Resources and Compensation

Sean Perry
Chief Information Officer

Reesa M. Staten
Senior Vice President, Corporate Communications

Paula Streit
Senior Vice President, Operational Finance and Accounting

Elena West
Senior Vice President, Marketing

FORM 10-K

The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge online at www.rhi.com or upon written request to:
Secretary
Robert Half International
2884 Sand Hill Road
Menlo Park, California 94025

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On January 31, 2010, there were 4,725 holders of record of the Common Stock.

Following is a list by fiscal quarters of the sales prices of the stock:

2009	HIGH	LOW
4th Quarter	$27.40	$21.91
3rd Quarter	$28.06	$20.24
2nd Quarter	$24.96	$16.95
1st Quarter	$21.45	$14.06
2008	**HIGH**	**LOW**
4th Quarter	$24.64	$14.31
3rd Quarter	$29.99	$21.96
2nd Quarter	$26.60	$22.51
1st Quarter	$28.32	$21.21

Cash dividends of $0.12 per share were declared and paid in each quarter of 2009. Cash dividends of $0.11 per share were declared and paid in each quarter of 2008.

Robert Half International is an Equal Opportunity Employer.


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-2180
www.fsc.org
© 1996 Forest Stewardship Council

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